PROSPECTUS                                            Registration No. 333-22711
                                                      Rule 424(b)(1)


                                1,000,000 SHARES

                             [CN BIOSCIENCES LOGO]

                                  COMMON STOCK

                            ------------------------

     Of the 1,000,000 shares of Common Stock offered hereby, 89,810 shares are being sold by CN Biosciences, Inc. ("CN Biosciences" or the "Company") and 910,190 shares are being sold by one of the Company's stockholders (the "Selling Stockholder"). See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of the shares by the Selling Stockholder.

     The Common Stock is quoted on the Nasdaq National Market under the symbol "CNBI." On March 31, 1997, the last reported sale price for the Common Stock was $14.375 per share. See "Price Range of Common Stock."

     THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

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                                             UNDERWRITING       COMPANY(2)       PROCEEDS TO
                             PRICE TO         DISCOUNTS        PROCEEDS TO         SELLING
                              PUBLIC      AND COMMISSIONS(1)    COMPANY(2)       STOCKHOLDER
------------------------------------------------------------------------------------------------
Per share...............       $13.50           $0.81             $12.69            $12.69
------------------------------------------------------------------------------------------------
Total(3)................    $13,500,000        $810,000         $1,139,689       $11,550,311
================================================================================================

(1) For information regarding indemnification of the Underwriters, see "Underwriting."

(2) Before deducting expenses of the offering payable by the Company estimated at $450,000.

(3) The Company has granted the Underwriters an option, exercisable within 30 days from the date hereof, to purchase up to 150,000 additional shares of Common Stock on the same terms as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public will be $15,525,000, the Underwriting Discounts and Commissions will be $931,500 and the Proceeds to Company will be $3,043,189. See "Underwriting."

                            ------------------------

     The shares of Common Stock offered by the Underwriters are subject to prior sale, receipt and acceptance by them and subject to the right of the Underwriters to reject any order in whole or in part and to certain other conditions. It is expected that delivery of such shares will be made through the offices of UBS Securities LLC, 299 Park Avenue, New York, New York on or about April 7, 1997.

                            ------------------------

UBS SECURITIES                                                DAIN BOSWORTH
                                                              Incorporated

April 2, 1997

[COLOR PICTURE OF COMPANY CATALOGS SURROUNDING A CIRCLE WHICH SAYS "SIX CATALOGS THAT NO LIFE SCIENTIST SHOULD BE WITHOUT" AND CAPTION WHICH READS "THE COMPANY'S GENERAL AND SPECIALTY CATALOGS FEATURE IN EXCESS OF 7,800 PRODUCTS USED WORLDWIDE IN DISEASE-RELATED LIFE SCIENCES RESEARCH."]

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING BY ENTERING STABILIZING BIDS OR EFFECTING SYNDICATE COVERING TRANSACTIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS AND SELLING GROUP MEMBERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE IN ACCORDANCE WITH RULE 103 OF REGULATION M. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus, including the information under "Risk Factors." Except as otherwise specified, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results in the future could differ significantly from the results discussed in such forward-looking statements. Factors that could cause or contribute to such a difference include, but are not limited to, those discussed in "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

                                  THE COMPANY

     CN Biosciences, Inc. ("CN Biosciences" or the "Company") is engaged in the development, production, marketing and distribution of a broad array of products used worldwide in disease-related life sciences research at pharmaceutical and biotechnology companies, academic institutions and government laboratories. The Company's products include biochemical and biological reagents, antibodies, assays and research kits which it sells principally through its general and specialty catalogs under its well-established brand names, including Calbiochem, Novabiochem and Oncogene Research Products. With over 7,800 products, the Company offers scientists the convenience of obtaining from a single source both innovative and fundamental research products, many of which are instrumental to areas of research such as cancer, cardiovascular disease, Alzheimer's and AIDS. The Company believes it has established a long-standing reputation in the life sciences research products market for product quality, product reliability, extensive technical service and strong customer support.

     Industry sources estimate that there are over 300,000 scientists worldwide currently engaged in life sciences research who utilize specialty biochemical products such as those offered by the Company. Recent advances in understanding physiological processes at the molecular and cellular level, genomics and the development of other basic life sciences technologies have increased the demand for innovative product solutions designed to assist scientists in improving the efficiency and quality of their research. Life sciences research can often involve experimentation carried out over months or even years, and as a result researchers seek quality products to minimize extraneous variables in their research protocols. Research products range broadly in complexity, purity, scarcity, cost and function, and their availability, consistency and quality are often critical to a project's success. In its most recent industry survey published in 1994, Frost & Sullivan estimated that $1.6 billion was spent worldwide in 1992 on specialty biochemical products, such as those offered by the Company for research in biochemistry, immunology, cellular biology and molecular biology. According to Frost & Sullivan, the compounded annual growth rate from 1992 through 1999 for the U.S. life sciences research products market (which represents approximately one-third of the worldwide market) is estimated to be approximately 13%.

     The Company believes that it is strategically positioned with both the breadth of research products and critical mass that are characteristic of the industry's larger providers, as well as the innovative research and development capabilities that are characteristic of the industry's smaller specialty companies. The larger companies typically generate revenues from the sale of a broad range of equipment, laboratory supplies and other products, including research products which compete with many of the Company's product offerings. The smaller companies, the majority of which are substantially smaller than the Company, typically supply a highly focused product offering to very specific markets. Based upon the Company's strategic positioning, it believes it can establish itself as a leading supplier of higher margin research products for selected emerging, high growth niche research markets by offering innovative products through specialty catalogs. In recent years, the Company has implemented its niche research market strategy in areas that the Company believes to be particularly strong areas of growth. In 1994, the Company published its first specialty catalog in the area of signal transduction, which it followed with the introduction of its Apoptosis and Combinatorial Chemistry specialty catalogs in February 1996.

     The life sciences research products industry is highly fragmented and may offer opportunities for consolidation. One key element of the Company's strategy is the selective acquisition of companies with research and development capabilities and product offerings in areas targeted for future growth. In August 1995, the Company significantly expanded its immunochemical and molecular biology capabilities with the $6.2 million cash purchase of the Oncogene Research Products business from Oncogene Science, Inc. ("OSI"), a biopharmaceutical company. The acquisition of this business enhanced the depth and breadth of the Company's scientific resources, while providing a complementary base of products and customers which has been successfully integrated into the Company's operations and infrastructure. As a result of this acquisition, the Company added over 700 new product offerings, many of which are included in the Company's Apoptosis specialty catalog.

     During 1996, the Company sold products to over 8,000 accounts, including individual research scientists, institutions, companies and distributors, filled over 90,000 orders in 48 countries and generated sales of $33.7 million and net income of $2.0 million. The Company's numerous products, represented by over 14,000 stock keeping units (SKUs), are principally sold through its three general catalogs and four specialty catalogs. The Company also develops and distributes a variety of supporting publications designed to highlight its new products and target specific market segments with selected product offerings. These catalogs and supporting publications are distributed utilizing the Company's proprietary database of more than 100,000 research scientists and institutions. The Company's customers include many leading pharmaceutical and biotechnology companies, academic institutions and government laboratories. The Company continually adds new products, introducing in excess of 700 products during 1996. Development, marketing and distribution activities are supported by the Company's highly experienced scientific staff, which includes 42 professionals holding Ph.D.s in a variety of life sciences disciplines, as well as other personnel located at seven facilities in the United States, Europe, Japan and Australia.

     The Company was incorporated by Warburg, Pincus Investors, L.P. ("Warburg"), ABS MB (C-N) Limited Partnership ("ABS") and certain current and former members of management to acquire the businesses conducted by the Company's subsidiaries. See "Certain Transactions." The Company was incorporated under the laws of the State of Delaware on March 11, 1992. The Company's principal executive offices are located at 10394 Pacific Center Court, San Diego, California 92121, and its telephone number is (619) 450-5500.

     As used in this Prospectus, references to the "Company" and "CN Biosciences" refer to CN Biosciences, Inc. and its direct and indirect subsidiaries, unless otherwise indicated or the context otherwise requires. The Company's subsidiaries, all of which are wholly owned, include a U.S. operating subsidiary based in San Diego and international subsidiaries organized under the local laws of their jurisdiction of operation. Calbiochem(R), Novabiochem(R) and Clinalfa(R) are registered trademarks of the Company. References are made herein to trademarks of companies other than the Company.

                                  THE OFFERING

Common Stock Offered by the Company.........  89,810 shares
Common Stock Offered by the Selling
  Stockholder...............................  910,190 shares
Common Stock Outstanding after the
  Offering..................................  5,262,177 shares (1)
Use of Proceeds by the Company..............  Working capital, general corporate purposes and possible acquisitions.
Nasdaq National Market Symbol...............  CNBI

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                               PERIOD FROM
                                                INCEPTION              YEARS ENDED DECEMBER 31,
                                           (MARCH 11, 1992) TO   -------------------------------------
                                            DECEMBER 31, 1992     1993      1994      1995      1996
                                           -------------------   -------   -------   -------   -------
CONSOLIDATED STATEMENTS OF OPERATIONS
  DATA:
Sales....................................        $17,719         $22,771   $24,188   $26,966   $33,725
Cost of sales............................          9,691          14,195    13,183    13,185    15,388
                                                 -------         -------   -------   -------   -------
Gross profit.............................          8,028           8,576    11,005    13,781    18,337
                                                 -------         -------   -------   -------   -------
Operating expenses:
  Selling, general and administrative....          7,742          10,292    10,343    10,608    12,700
  Research and development...............            290             462       736     1,338     2,144
                                                 -------         -------   -------   -------   -------
     Total operating expenses............          8,032          10,754    11,079    11,946    14,844
                                                 -------         -------   -------   -------   -------
Income (loss) from operations............             (4)         (2,178)      (74)    1,835     3,493
Interest expense, net....................             61             170       326       527       532
                                                 -------         -------   -------   -------   -------
Income (loss) before income taxes........            (65)         (2,348)     (400)    1,308     2,961
Provision (benefit) for income taxes.....            401            (195)       62       291       960
                                                 -------         -------   -------   -------   -------
     Net income (loss)...................        $  (466)        $(2,153)  $  (462)  $ 1,017   $ 2,001
                                                 =======         =======   =======   =======   =======
Net income (loss) per share..............        $  (.14)        $  (.65)  $  (.14)  $   .30   $   .50
                                                 =======         =======   =======   =======   =======
Shares used in per share computations
  (2)....................................          3,242           3,318     3,328     3,422     3,995

                                                                           DECEMBER 31, 1996
                                                                       --------------------------
                                                                       ACTUAL      AS ADJUSTED(3)
                                                                       -------     --------------
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments....................  $14,704        $ 15,394
Working capital......................................................   30,231          30,921
Total assets.........................................................   46,262          46,952
Long-term debt and other obligations, net of current portion.........    1,233           1,233
Stockholders' equity.................................................   38,900          39,590

---------------

(1) Excludes (i) 638,545 shares of Common Stock, par value $.01 per share (the "Common Stock"), issuable upon the exercise of outstanding stock options issued under the Company's 1992 Stock Option Plan, as amended (the "Stock Option Plan"), (ii) an additional 92,675 shares of Common Stock reserved for future issuance under the Company's Stock Option Plan and (iii) 3,028 shares issuable upon the exercise of an outstanding warrant (the "Warrant"). The Company intends to seek approval from its stockholders at its 1997 annual meeting to increase the number of shares of Common Stock reserved for future issuance under the Stock Option Plan by an additional 250,000 shares.

(2) See Note 1 of notes to consolidated financial statements for an explanation of the method used to determine the number of shares used to compute per share amounts.

(3) Adjusted to give effect to the sale of 89,810 shares of Common Stock offered by the Company hereby and the receipt and application of the net proceeds therefrom. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

     Prospective investors in the shares of Common Stock offered hereby should carefully consider the following risk factors, in addition to the other information appearing in this Prospectus. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results in the future could differ significantly from the results discussed in such forward-looking statements. Factors that could cause or contribute to such a difference include, but are not limited to, those discussed in "Risk Factors" below, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business."

     Dependence on Research and Development Budgets and Government Research Funding. The Company's customers include research scientists at pharmaceutical and biotechnology companies, academic institutions and government and private research laboratories. Fluctuations in the research and development budgets of these companies and institutions can have a significant effect on the demand for the Company's products. Such budgets are based on a wide variety of factors including the resources available to make such expenditures, the spending priorities among various types of research and the policies regarding such expenditures during recessionary periods. Any decrease in life sciences research and development expenditures by such companies and institutions could have a material adverse effect on the Company's business, financial condition and results of operations.

     A significant portion of the Company's sales have been to research scientists, universities, government research laboratories, private foundations and other institutions whose funding is dependent on grants from government agencies such as the U.S. National Institutes of Health ("NIH") and similar domestic and international agencies. The funding associated with approved NIH grants generally becomes available at particular times of the year, as determined by the federal government, and may result in fluctuations in the Company's operating results. Although research funding has increased during the past several years, grants have, in the past, been frozen for extended periods or have otherwise become unavailable to various institutions, sometimes without advance notice. Furthermore, recent government proposals aiming to reduce or eliminate budgetary deficits have included reduced allocations to the NIH and the other government agencies that fund research and development activities. If government funding, especially NIH grants, were to become unavailable to researchers for any extended period of time or if overall research funding were to decrease, there could be a material adverse effect on the Company's business, financial condition and results of operations.

     Risks Inherent in Growth, Expansion and Acquisition Strategy. The Company has sought and will continue to seek growth in sales and profitability primarily through the internal development and acquisition of new product lines, additional customers and new businesses. A significant portion of the Company's historical revenue growth is attributable to internal product development, sourcing of third-party products and, more recently, from its acquisition of the Oncogene Research Products business. The ability of the Company to achieve its expansion objectives and to manage its growth effectively depends upon a variety of factors, including (i) the ability to internally develop products, (ii) the ability to identify and license products sourced from third parties, (iii) the ability to successfully position and market its products, (iv) the ability to identify and consummate attractive acquisitions and (v) the ability to integrate new businesses, facilities and personnel into existing operations. If the Company is unable to manage growth effectively, there could be a material adverse effect on the Company's business, financial condition and results of operations.

     The Company competes for acquisition and expansion opportunities with other companies that have significantly greater financial and other resources than those of the Company. There can be no assurance that suitable acquisition or investment opportunities will be identified, consummated, or, if consummated, integrated successfully and profitably into the Company's operations. Moreover, there can be no assurance that the Company's historic rate of growth or expansion will continue, or that further growth or expansion will result in continued profitability.

     Reliance on Niche Research Market Strategy. Key elements of the Company's strategy include the targeting and penetration of emerging life sciences niche research markets and the continued development of the niche research markets currently served by the Company. If the Company is unable to successfully target and penetrate these niche research markets or is unable to continue developing the niche research markets currently served or if the Company's new products are not accepted by research scientists, there could be a material adverse effect on the Company's business, financial condition and results of operations. In addition, the Company currently benefits from its participation in emerging niche research markets which, as they expand, may attract the attention of the Company's competitors. Further, as these niche research markets mature, products that were once innovative, thus commanding higher margins, may become commodities.

     Dependence on New Products; Rapid Technological Change. The life sciences research products market is characterized by rapid technological change and frequent product introductions. The Company's future success will depend, in part, on its ability to develop and introduce, on a timely basis, products that address the evolving needs of its customers. There can be no assurance that the Company will not experience difficulties that could delay or prevent the successful development, introduction and marketing of products. The Company has experienced, and may in the future experience, delays in the development and introduction of products, and there can be no assurance that the Company will keep pace with the rapid rate of change in life sciences research, and will not experience additional delays in the future. In addition, there can be no assurance that new products will adequately meet the requirements of the marketplace or achieve market acceptance. Factors affecting whether such products will be accepted by the market include use of the product by research scientists, citation of the product in published research, the timing of market entry of the product relative to competitive products and general trends in life sciences research. If the Company is unable, for technological or other reasons, to develop and introduce products in a timely manner in response to changing market environments or customer requirements, there could be a material adverse effect on the Company's business, financial condition and results of operations.

     Dependence on Licensing as a Source of Products. Many of the Company's products are manufactured or sold pursuant to license agreements under which the Company pays royalties to the patent holder based upon a percentage of the product's sales. There can be no assurance that the Company will be able to continue to successfully identify new products developed by others, and if identified, to negotiate license agreements on favorable terms. Additionally, there can be no assurance that the Company will be able to renew any existing license agreements upon their expiration. See "Business -- Intellectual Property."

     Highly Competitive Market. The market for the Company's products is highly competitive, and the Company expects competition to increase. Furthermore, although the life sciences research products market continues to grow, its rate of growth in recent years has been declining and may continue to decline. The Company competes with many other life sciences research products suppliers, both larger and smaller than the Company. Some of the Company's competitors, including two of its largest competitors, Sigma-Aldrich Corporation ("Sigma-Aldrich") and Boehringer Mannheim GmbH ("Boehringer"), offer a broad range of equipment, laboratory supplies and other products, including many of the research products offered by the Company. To the extent that researchers exhibit loyalty to the supplier that first supplies them with a particular research product, the Company's competitors may have an advantage over the Company with respect to products first developed by such competitors. In addition, many of the Company's competitors have significantly greater research and development, marketing, financial and other resources than the Company, and therefore represent and will continue to represent significant competition in the Company's existing and future markets. Because of their size and the breadth of their product offerings, certain of these companies have been able to establish managed accounts by which, through a combination of direct computer links and volume discounts, they seek to gain a disproportionate share of orders for research products from particular academic institutions or pharmaceutical or biotechnology companies. Such managed accounts raise significant competitive barriers for the Company. The Company currently benefits from its participation in emerging niche research markets which, as they expand, may attract the attention of the Company's competitors.

     Reliance on Catalogs, Distributors and Direct Marketing Efforts; Limited Sales Force. The Company sells its products principally through catalogs distributed to research scientists and laboratories, and uses only a very limited number of salespeople in certain of its markets. There can be no assurance that the Company would be able to successfully establish other methods of marketing and sales of its products should it become necessary or desirable in the future. Additionally, the Company's catalogs are generally reissued every 12 to 24 months and price adjustments between catalog publication dates have historically been infrequent. A significant portion of the Company's international sales are made through independent distributors over which the

Company has no control and who also represent products of other companies. Additionally, the Company recently entered into a joint distribution agreement relating to its Apoptosis specialty catalog. The loss of any of these distribution methods could have a material adverse effect on the Company's business, financial condition and results of operations. See "Business."

     Volatility of Bulk Sales Business. In addition to sales of its core products in standard laboratory quantity sizes (generally ranging from 100 nanograms to 100 grams), the Company offers certain products in bulk quantities (generally up to ten kilograms) at discounts from catalog prices. Bulk sales, which represented 18.1% of net sales in 1996, are generally characterized as relatively high dollar sales made to a limited number of customers. Thus, the absence or presence of a bulk sale could have a material impact on quarterly results. Furthermore, the Company's bulk sales business fluctuates more and is less predictable than its core business, and the uncertain timing and volatility of bulk sales has in the past and may continue in the future to materially affect the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Significant Fluctuations in Quarterly Earnings. The Company's quarterly operating results may vary significantly from quarter to quarter as a result of a number of factors including new editions of existing catalogs, introduction of additional specialty catalogs and bulk sales of the Company's products. Other factors which may affect quarterly operating results include the timing of the U.S. Government approval of the NIH budget, lower European and academic sales during the summer months and various holiday breaks and fluctuations in weather. The Company's current and planned expense levels are based in part upon its expectations as to future revenues. Consequently, if revenues in a particular quarter do not meet expectations, the Company may not be able to adequately adjust operating expenses to compensate for the shortfall. Operating results may therefore vary significantly from quarter to quarter and will not necessarily be indicative of results in subsequent periods. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results."

     Uncertainty of Future Operating Results. Although the Company has had net income for the past two years, the Company incurred net losses for the period from its inception (March 11, 1992) through December 31, 1992 and the years ended December 31, 1993 and 1994. Future operating results will depend on many factors, including demand for the Company's products, the levels and timing of government and private sector funding of life sciences research and development activities, the timing of the introduction of products and catalogs by the Company or its competitors, and the Company's ability to control costs. Furthermore, the Company's gross margins can be significantly affected by the presence or absence of bulk sales during any particular period and quarterly fluctuations in sales relative to operating expenses. There can be no assurance that the Company will be able to grow in future periods or remain profitable. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Risks Relating to International Sales and Operations. Historically, product sales to customers outside the United States have accounted for approximately 50% of the Company's net sales, and the Company expects that international sales will continue to account for a significant percentage of revenues in the future. International sales and operations may be materially adversely affected by trade restrictions, changes in tariffs and taxes, export license requirements, difficulties in staffing and managing international operations, problems in establishing or managing distributor relationships and general economic conditions. See "Business -- Government Regulation."

     A majority of the Company's sales are denominated in U.S. dollars, with the balance denominated in foreign currencies. Additionally, the Company publishes a number of its catalogs priced in foreign currencies and price adjustments between catalog publication dates to reflect fluctuations in the value of foreign currencies relative to the U.S. dollar have historically been infrequent. Consequently, fluctuations in the value of foreign currencies relative to the U.S. dollar could have a material adverse effect on the Company's business, financial condition and results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Risk of Patent Infringement. Because of the breadth of the Company's product offerings and ambiguities in intellectual property law, the Company periodically receives in the ordinary course of business notices of potential infringement of patents held by others. Although the Company historically has been able to satisfactorily resolve such claims and believes that any outstanding claims will be satisfactorily resolved, there can be no assurance that the Company may not be forced to discontinue the sale of one or more of its products, some or all of which could be material. As the Company develops product offerings focused on certain niche research markets, intellectual property rights of the Company or others related to such markets may become increasingly important, and the Company's failure to obtain and retain such rights may have a material adverse effect on the Company's business, financial condition and results of operations. See "Business -- Intellectual Property."

     Dependence on Key Personnel. The Company's future success depends in significant part on the continued service of, and on the Company's continuing ability to attract and retain, highly qualified technical, managerial and sales personnel. Competition for such personnel is intense in the Company's industry and geographic locations, and there can be no assurance that the Company will be able to retain or attract such employees in the future. The loss of key personnel or the inability to hire or retain qualified personnel could have a material adverse effect on the Company's business, financial condition and results of operations. The Company has entered into employment agreements with Stelios B. Papadopoulos, its Chairman, Chief Executive Officer and President, and Ben Matzilevich, its Vice President, Market Development -- Niche Applications. See "Management."

     Risk Relating to the Influence of the Internet on Marketing and Catalogs. The Internet has begun to change marketing patterns in a wide variety of industries. The high degree of personal computer usage within scientific research organizations may lead to entirely new methods of marketing and sales of research products. While the Company has established home pages on the Internet for the Calbiochem, Novabiochem and Oncogene Research Products brands, the Company may not be able to keep pace with the rate of change in its markets brought about by the Internet and may invest in catalogs or Internet-based projects which future changes may render obsolete.

     Compliance with Government and Environmental Regulations. The Company is subject to various forms of government regulations, including environmental and safety laws and regulations and laws governing use and storage of hazardous materials. The Company has in the past been notified of minor violations of government and environmental regulations. The Company has promptly corrected such violations without any material impact on the Company's operations. Any future violation of, and the cost of compliance with, these laws and regulations could have a material adverse effect on the Company's business, financial condition and results of operations.

     Because of the nature of its operations and the use of hazardous substances in its ongoing manufacturing and research and development activities, the Company is subject to stringent federal, state and local laws, rules, regulations and policies governing the use, generation, manufacturing, storage, air emission, effluent discharge, handling and disposal of certain materials and wastes. Prior to the Company's inception, its U.S. subsidiary, at the time it was owned by its former owners, was involved in two separate incidents related to the release of hazardous materials into the environment at a leased facility which is no longer occupied by the Company. The Company believes from a review of correspondence from various regulatory agencies that these incidents were investigated and remediated by the U.S. subsidiary's former owners. Although the Company believes it is in material compliance with all applicable government and environmental laws, rules, regulations, and policies, there can be no assurance that the Company's business, financial condition and results of operations will not be materially adversely affected by current or future environmental laws, rules, regulations and policies or by liability arising out of any past or future releases or discharges of materials that could be hazardous. See "Business -- Government Regulation."

     Product Liability Risk; Limited Insurance Coverage. Although the Company does not sell products intended for use in humans, or, with the exception of its Clinalfa products, sell products intended for use in human clinical trials, the Company's business could expose it to potential liability risks. The Company currently has only limited product liability insurance, and there can be no assurance that it will be able to maintain such insurance or obtain additional insurance on acceptable terms or that insurance will provide adequate coverage against potential liabilities. A successful product liability claim or a series of claims brought against the

Company in excess of its insurance coverage limits could have a material adverse effect on the Company's business, financial condition and results of operations.

     Holding Company Structure. The Company is a holding company, the principal assets of which are the capital stock of its subsidiaries, and has no independent means of generating operating revenues. As a holding company, the Company depends on dividends and other permitted payments from its subsidiaries, including its international subsidiaries, to meet its cash needs. The Company maintains cash balances at its various subsidiaries adequate to support local operations. The amount of foreign-sourced earnings to be repatriated to the United States is determined based upon foreign entity capitalization, local cash needs, local and U.S. tax implications and requirements for cash in the U.S. operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     Substantial Influence of Principal Stockholder. Upon consummation of the offering, Warburg will beneficially own approximately 42.7% of the Common Stock. Because of such ownership, Warburg will have the ability to exercise substantial influence over the business and affairs of the Company by virtue of its voting power with respect to election of directors and actions requiring stockholder approval. Additionally, pursuant to an agreement with the Company, Warburg has certain rights to nominate directors as long as it continues to own specified percentages of the outstanding shares of Common Stock. See "Management" and "Principal and Selling Stockholders."

     Possible Volatility of Stock Price. The trading price of the Common Stock could be subject to wide fluctuations in response to variations in quarterly operating results, failure to meet expectations of, or a change in recommendation by, securities analysts, announcements of technological innovations or new products by the Company or its competitors, government policy changes, general trends in life sciences research and other events or factors, including factors outside the Company's control. In addition, as in the past, stock market prices and volume may fluctuate significantly. These broad market fluctuations may adversely affect the market price of the Common Stock. See "Underwriting."

     Shares Eligible for Future Sale; Potential for Adverse Effect on Stock Price; Registration Rights. Sales of a substantial number of shares of Common Stock in the public market or the prospect of such sales could adversely affect the market price of the Common Stock. The number of shares of Common Stock available for sale in the public market is limited by restrictions under the Securities Act of 1933, as amended (the "Securities Act"), and lock-up agreements under which Warburg and the Company's directors and executive officers have agreed not to sell or otherwise dispose of any of their shares of Common Stock for a period of 180 days from the date of this Prospectus (the "Lock-Up Period") without the prior written consent of UBS Securities LLC. UBS Securities LLC may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements. The Company has also agreed not to issue or sell any shares of Common Stock for a period of 180 days from the date of this Prospectus, except for the grant of additional options under the Stock Option Plan or the issuance of shares upon the exercise of stock options or the Warrant. Upon completion of this offering, in addition to the 1,000,000 shares offered by the Company and the Selling Stockholder hereby and the 1,840,000 shares sold by the Company in its October 1996 initial public offering, approximately 18,332 shares of Common Stock held by current stockholders will be eligible for immediate sale. Upon expiration of the Lock-Up Period, and subject to the limitations imposed by Rule 144 under the Securities Act ("Rule 144"), 2,387,003 shares of Common Stock held by Warburg and the Company's directors and executive officers will be eligible for immediate sale. In addition, the Company has registered under the Securities Act 753,473 shares of Common Stock issuable upon the exercise of options granted or to be granted under the Stock Option Plan, of which options to purchase 223,889 shares are currently exercisable. Shares registered thereunder will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market, except to the extent that such shares are subject to vesting restrictions with the Company or certain contractual restrictions on sale or transfer. The Company intends to seek approval from its stockholders at its 1997 annual meeting to increase the number of shares of Common Stock reserved for future issuance under the Stock Option Plan by an additional 250,000 shares. Promptly following such approval, the Company intends to file a registration statement on Form S-8 under the Securities Act covering these additional 250,000 shares of Common Stock. Holders of options to purchase 393,005 shares of Common Stock have agreed not to sell or otherwise transfer their shares obtained upon exercise of such options during the Lock-Up Period, 138,640 of which will be exercisable upon the expiration of such Lock-Up Period. The holders of 3,278,271 shares of Common Stock and the holder of the 3,028 shares of Common Stock issuable upon the exercise of the Warrant are entitled to certain registration rights with respect to such shares. If such holders, by exercising their registration rights, cause a large number of shares to be registered and sold in the public market, such sales could have an adverse effect on the market price of the Common Stock. If the Company were required to include in a Company-initiated registration shares held by such holders pursuant to the exercise of their registration rights, such sales could have a material adverse effect on the Company's ability to raise needed capital. See "Management -- Stock Option Plan" and "Description of Capital Stock -- Registration Rights."

     No Intention to Pay Dividends. The Company has never paid a cash dividend on the Common Stock and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. The Company is a guarantor of its U.S. subsidiary's bank credit agreement (the "Credit Facility"). The Credit Facility restricts the payment of cash dividends by the Company. See "Dividend Policy."

     Anti-Takeover Provisions. Under the Company's Amended and Restated Certificate of Incorporation (the "Certificate of Incorporation"), the Company's Board of Directors has the authority to issue up to 5,000,000 shares of Preferred Stock and to determine the price, rights, preferences and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company. The Company has no present plans to issue shares of Preferred Stock. The Company is also subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law. See "Description of Capital Stock." Additionally, the Company has entered into severance agreements with its executive officers which provide, among other things, for severance payments if, within 90 days of a "change in control" of the Company (as defined in the agreement), the executive's employment is terminated other than for cause or the executive resigns. Such agreements could have an anti-takeover effect. See
"Management -- Employment Agreements."

                                USE OF PROCEEDS

     The net proceeds to be received by the Company from the sale of the 89,810 shares of Common Stock offered by the Company hereby are estimated to be approximately $690,000 ($2.6 million if the Underwriters' over-allotment option is exercised in full), after deducting the estimated underwriting discounts and commissions related thereto and other expenses associated with the offering. The Company intends to use such net proceeds for working capital, general corporate purposes and possible acquisitions. Pending such uses, such net proceeds will be invested in short-term, investment grade, interest-bearing securities. The Company has an ongoing corporate development program which regularly evaluates acquisition opportunities; however, it has no present understandings, commitments or agreements, nor is it currently in formal negotiations with respect to any acquisition.

     The Company will not receive any proceeds from the sale of the 910,190 shares of Common Stock offered by the Selling Stockholder.

                                DIVIDEND POLICY

     The Company has never paid a cash dividend on the Common Stock and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. Instead, it intends to retain any earnings to finance the expansion of its business and for working capital and general corporate purposes. Any payment of dividends will be at the discretion of the Company's Board of Directors and will depend upon earnings, financial condition, capital requirements, level of indebtedness, contractual restrictions with respect to payment of dividends and other factors. The Company is a holding company which conducts substantially all of its operations through its subsidiaries. The Company is also a guarantor under the Credit Facility, which restricts the payment of cash dividends by the Company.

                                 CAPITALIZATION

     The following table sets forth at December 31, 1996, the (i) actual capitalization of the Company, and (ii) capitalization as adjusted to give effect to the sale of 89,810 shares of Common Stock offered by the Company hereby and the application of the estimated net proceeds therefrom after deducting the estimated underwriting discounts and commissions related thereto and other estimated offering expenses. See "Use of Proceeds." This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of the Company and related notes included elsewhere in this Prospectus.

                                                                        DECEMBER 31, 1996
                                                                     -----------------------
                                                                     ACTUAL      AS ADJUSTED
                                                                     -------     -----------
                                                                         (IN THOUSANDS)
    Current portion of long-term debt..............................  $    --       $    --
                                                                     =======       =======
    Long-term debt and other obligations, net of current portion...  $ 1,233       $ 1,233
    Stockholders' equity:
      Preferred stock, $.01 par value; 5,000,000 shares authorized;
         no shares issued and outstanding actual and as adjusted...       --            --
      Common stock, $.01 par value; 30,000,000 shares authorized;
         5,152,587 shares issued and outstanding actual; 5,242,397
         shares issued and outstanding as adjusted(1)..............       52            52
      Additional paid-in capital...................................   38,736        39,426
      Accumulated deficit..........................................      (63)          (63)
      Foreign currency translation adjustment......................      271           271
      Note receivable from stockholder.............................      (96)          (96)
                                                                     -------       -------
              Total stockholders' equity...........................   38,900        39,590
                                                                     -------       -------
                   Total capitalization............................  $40,133       $40,823
                                                                     =======       =======

---------------

(1) Excludes (i) 635,325 shares of Common Stock issuable upon the exercise of outstanding stock options under the Stock Option Plan and (ii) 3,028 shares issuable upon the exercise of the Warrant.

                                    DILUTION

     The net tangible book value of the Company as of December 31, 1996 was $34.1 million, or $6.61 per share. Net tangible book value per share represents the tangible net worth (total tangible assets less total liabilities) of the Company divided by the weighted average number of shares of Common Stock outstanding prior to the offering of the shares offered by the Company hereby. After giving effect to the offering by the Company of 89,810 shares of Common Stock hereby (after deducting underwriting discounts and commissions and estimated offering expenses), the net tangible book value of the Company as of December 31, 1996 would have been $34.8 million, or $6.63 per share, representing an immediate increase in net tangible book value of $.02 per share to existing stockholders and an immediate dilution of $6.87 per share to the investors purchasing the shares of Common Stock offered hereby.

     The following table illustrates this dilution to new investors:

        Public offering price per share.............................            $13.50
             Net tangible book value per share as of December 31,
               1996.................................................  $6.61
             Increase per share attributable to the offering........    .02
                                                                      -----
        Net tangible book value per share after the offering........              6.63
                                                                                ------
        Dilution per share to new investors.........................            $ 6.87
                                                                                ======

                          PRICE RANGE OF COMMON STOCK

     The Company effected an initial public offering of 1,840,000 shares of Common Stock on October 2, 1996 at a price of $12.50 per share. Since that date, the Common Stock has traded on the Nasdaq National Market under the symbol "CNBI." The following table sets forth, for the periods indicated, the high and low sales prices for the Common Stock, as reported by the Nasdaq National
Market:

                                                                    HIGH         LOW
                                                                   -------     -------
        1997
        First Quarter (through March 31).........................   $18.50      $13.75

        1996
        Fourth Quarter (beginning October 2).....................   $18.50      $12.75

     A recently reported sale price for the Common Stock is reflected on the cover page of this Prospectus. At March 25, 1997, there were 25 holders of record of the Common Stock.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the related notes thereto included elsewhere in this Prospectus. The consolidated statement of operations data for each of the three years in the period ended December 31, 1996 and the consolidated balance sheet data at December 31, 1996 and 1995 are derived from the Company's consolidated financial statements, which have been audited by Ernst & Young LLP, independent auditors, included elsewhere in this Prospectus. The consolidated statement of operations data for the year ended December 31, 1993 and the period from inception (March 11, 1992) through December 31, 1992 and the consolidated balance sheet data at December 31, 1992, 1993 and 1994 are derived from the Company's audited consolidated financial statements not included in this Prospectus.

                                               PERIOD FROM
                                                INCEPTION              YEARS ENDED DECEMBER 31,
                                           (MARCH 11, 1992) TO   -------------------------------------
                                            DECEMBER 31, 1992     1993      1994      1995      1996
                                           -------------------   -------   -------   -------   -------
                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
Sales....................................        $17,719         $22,771   $24,188   $26,966   $33,725
Cost of sales............................          9,691          14,195    13,183    13,185    15,388
                                                 -------         -------   -------   -------   -------
Gross profit.............................          8,028           8,576    11,005    13,781    18,337
                                                 -------         -------   -------   -------   -------
Operating expenses:
  Selling, general and administrative....          7,742          10,292    10,343    10,608    12,700
  Research and development...............            290             462       736     1,338     2,144
                                                 -------         -------   -------   -------   -------
     Total operating expenses............          8,032          10,754    11,079    11,946    14,844
                                                 -------         -------   -------   -------   -------
Income (loss) from operations............             (4)         (2,178)      (74)    1,835     3,493
Interest expense, net....................             61             170       326       527       532
                                                 -------         -------   -------   -------   -------
Income (loss) before income taxes .......            (65)         (2,348)     (400)    1,308     2,961
Provision (benefit) for income taxes.....            401            (195)       62       291       960
                                                 -------         -------   -------   -------   -------
     Net income (loss)...................        $  (466)        $(2,153)  $  (462)  $ 1,017   $ 2,001
                                                 =======         =======   =======   =======   =======
Net income (loss) per share..............        $  (.14)        $  (.65)  $  (.14)  $   .30   $   .50
                                                 =======         =======   =======   =======   =======
Shares used in per share computations
  (1)....................................          3,242           3,318     3,328     3,422     3,995

                                                                    DECEMBER 31,
                                                   -----------------------------------------------
                                                    1992      1993      1994      1995      1996
                                                   -------   -------   -------   -------   -------
                                                                   (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash, cash equivalents and short-term
  investments....................................  $ 1,238   $ 1,839   $   935   $ 1,203   $14,704
Working capital..................................   13,000    12,946    13,017    15,424    30,231
Total assets.....................................   23,980    24,046    23,495    31,197    46,262
Long-term debt and other obligations, net of
  current portion................................      850     2,834     3,266     8,601     1,233
Redeemable preferred stock.......................   18,025    18,175    18,319    18,343        --
Stockholders' equity (deficit)...................      (24)   (2,291)   (2,053)     (544)   38,900

---------------

(1) See Note 1 of notes to consolidated financial statements for an explanation of the method used to determine the number of shares used to compute per share amounts.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following analysis and discussion of the Company's financial condition and results of operations should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this Prospectus. This analysis and discussion contains forward-looking statements which involve risks and uncertainties. The Company's actual results in the future could differ significantly from the results discussed in such forward-looking statements. Factors that could cause or contribute to such a difference include, but are not limited to, those discussed in "Risk Factors" and "Business," as well as those discussed below.

OVERVIEW

     CN Biosciences was formed in 1992 with the purchase of the Company's subsidiaries, including the Calbiochem biochemical and immunochemical operations headquartered in San Diego, California, and the Novabiochem peptide operations headquartered in Laufelfingen, Switzerland, from Biodor Holding AG, Ixora Holding AG and Biodor US Holding Corporation. During 1993, the Company hired its current Chief Executive Officer and reorganized its worldwide operations to better focus its business and corporate strategy on core products. In 1993, the Company recorded a one-time charge of approximately $2.0 million principally related to its European operations to reserve for costs of facilities no longer required, impaired inventory and costs of terminating employees. From 1993 to 1995, the Company invested in excess of $3.2 million for capital expenditures, principally for infrastructure upgrades to its facilities, automated fulfillment systems and computer information systems. The Company also hired additional scientific personnel, particularly employees holding Ph.D.s, to enable it to expand its internal development and manufacturing capabilities. These initiatives contributed to improved operating results, and in 1994 the Company commenced its niche research market strategy with the introduction of the Signal Transduction specialty catalog.

     In August 1995, the Company expanded its immunochemical and molecular biology capabilities with the purchase of the Oncogene Research Products business from OSI for $6.2 million cash, which was funded by bank debt. Assets acquired included primarily inventory and property and equipment. Approximately 30 employees, including four holding Ph.D.s, all of whom were previously employed by OSI in the Oncogene Research Products business, joined the Company upon the consummation of the acquisition. The acquisition and successful integration of this business enhanced the depth and breadth of the Company's scientific resources, while providing a complementary base of products and customers. The Company believes that, due to the highly fragmented nature of the life sciences research products industry, significant opportunities for consolidation exist. Based on its experience with the acquisition of the Oncogene Research Products business, the Company believes it can capitalize on these opportunities, although no assurances can be given that the Company will be able to identify and successfully consummate additional acquisitions.

     The Company uses general and specialty catalogs to market a broad range of brand-name research products to life sciences researchers worldwide at pharmaceutical and biotechnology companies, academic institutions and government laboratories. The Company invests significantly in producing each of its catalogs, and associated costs are capitalized and amortized over the estimated useful life of the catalog, generally 12 to 24 months. The Company believes that researchers tend to purchase the Company's products as a result of exposure to multiple catalogs, as well as the Company's numerous other periodic publications and advertisements.

     Since 1993, the Company has increasingly focused its strategy on its higher margin core business of providing standard laboratory quantity sizes of products (generally ranging from 100 nanograms to 100 grams), and has reduced the focus on its bulk business. Bulk quantities (generally up to ten kilograms) are generally offered at discounts to catalog prices, and bulk sales are characterized as relatively high dollar sales made to a limited number of customers. Thus, the absence or presence of bulk sales has had and could have a material impact on results of operations in any individual period.

     The Company maintains significant levels of inventory relative to its net sales in order to meet short delivery times required by researchers. In addition, products manufactured internally are made in economic batch sizes which often represent quantities sufficient to supply more than one year of sales. The Company's products generally have a relatively long shelf life, often in excess of five years, and quality and storage conditions are continually monitored to ensure that quality products are delivered to customers. The Company regularly evaluates the level and composition of inventory through the analysis of recent sales history and forecasted product demand to ensure that inventory reserve levels are adequate to properly reflect their net realizable value. Fluctuations in inventory reserve levels, other than those related to reserves recorded in 1993 for impaired inventory described above, have not been material to the Company's financial position or results of operations.

     The Company's reporting currency is the U.S. dollar. Historically, a majority of the Company's sales have been denominated in U.S. dollars, with the balance denominated in foreign currencies. These foreign currency sales have been effected principally by the Company's international subsidiaries. In accordance with U.S. accounting requirements, sales denominated in foreign currencies are translated into the local functional currency and then into U.S. dollars, at an average exchange rate in effect during the period. In addition, the Company incurs manufacturing costs in Swiss Francs in connection with its Swiss operations and also incurs operating expenses in local currencies at each of its other international locations. Thus, changes from reporting period to reporting period in the exchange rates between various foreign currencies and the U.S. dollar have had, and will in the future continue to have, an impact on revenues and expenses reported by the Company, and such effect may be material in any individual reporting period.

     To the extent that the Company incurs operating expenses in local currencies at its foreign subsidiaries, the Company has a natural hedge against a portion of the possible fluctuation in foreign currency exchange rates of billings in such currencies. Although the Company does not engage in significant amounts of foreign currency hedging transactions, the Company has, from time to time, entered into forward contracts to hedge certain of its foreign currency exposures, principally related to fixed expense commitments of its Japanese subsidiary.

     In October 1996, the Company completed the initial public offering of 1,840,000 shares of Common Stock at an initial public offering price of $12.50 per share. Upon the consummation of the initial public offering, (i) the outstanding shares of the Company's Series A Convertible Preferred Stock were converted into an aggregate of 788,814 shares of Class A Common Stock, which shares were subsequently converted into an equal number of shares of Common Stock, and (ii) the outstanding shares of the Company's Series B Preferred Stock were exchanged for an aggregate of 1,435,424 shares of Common Stock.

RESULTS OF OPERATIONS

     The following table sets forth, for the periods indicated, items from the Company's Consolidated Statements of Operations expressed as a percentage of sales.

                                                                         PERCENTAGE OF SALES
                                                                      -------------------------
                                                                      YEARS ENDED DECEMBER 31,
                                                                      -------------------------
                                                                      1994      1995      1996
                                                                      -----     -----     -----
Sales:
  Core..............................................................   68.3%     76.5%     81.9%
  Bulk..............................................................   31.7      23.5      18.1
                                                                      -----     -----     -----
Total sales.........................................................  100.0     100.0     100.0
Cost of sales.......................................................   54.5      48.9      45.6
                                                                      -----     -----     -----
Gross profit........................................................   45.5      51.1      54.4
  Selling, general and administrative...............................   42.8      39.3      37.7
  Research and development..........................................    3.0       5.0       6.4
                                                                      -----     -----     -----
Income (loss) from operations.......................................   (0.3)      6.8      10.3
Interest expense, net...............................................    1.4       2.0       1.6
                                                                      -----     -----     -----
Income (loss) before income taxes...................................   (1.7)      4.8       8.7
Provision (benefit) for income taxes................................    0.2       1.0       2.8
                                                                      -----     -----     -----
     Net income (loss)..............................................   (1.9)%     3.8%      5.9%
                                                                      =====     =====     =====

Years Ended December 31, 1996 and 1995

     Sales. Sales increased 25.1% to $33.7 million for 1996 from $27.0 million for 1995. This increase resulted primarily from a 34.0% increase in core product sales, offset by a decrease in bulk sales of 3.8%. Significant factors which management believes contributed to the increase in sales of core products during 1996 included the additional sales from a full year of the Oncogene Research Products business which was acquired in August 1995, issuance of updated Calbiochem and Novabiochem general catalogs, issuance of an updated Signal Transduction specialty catalog and introduction of new specialty catalogs addressing apoptosis and combinatorial chemistry. Excluding the sales of Oncogene Research Products, sales of core products during 1996 increased by 14.8% as compared to sales in 1995. Gains in 1996 sales were achieved despite a general strengthening of the U.S. dollar which had the effect of modestly decreasing the dollar value of sales denominated in foreign currencies recorded in 1996. The decrease in bulk sales related primarily to the Company's decision to discontinue sales of a product which had been provided in bulk form to the veterinary industry in order to avoid subjecting the Company to increased costs associated with a variety of regulatory requirements.

     Gross Profit. The Company's gross profit percentage increased to 54.4% for 1996 from 51.1% for 1995. This increase was primarily the result of increased sales of the higher gross margin Oncogene Research Products brand products, improved margins on the Company's Calbiochem and Novabiochem brand products and a decrease in lower margin bulk sales. Management believes that additional factors which contributed to improvements in gross margins of Calbiochem and Novabiochem brand products include improved operating efficiencies from increased volume and minor price increases.

     Selling, General and Administrative. Selling, general and administrative expenditures increased 19.7% to $12.7 million for 1996 from $10.6 million for 1995, and decreased to 37.7% of sales for 1996 from 39.3% for 1995. The dollar increase in expenses was primarily the result of incremental operational costs relating to the Oncogene Research Products business, increased administrative salaries and increased selling costs related to expanded advertising programs and additional specialty catalogs launched during 1996. The decrease in expenses as a percentage of sales was attributable to improved operating efficiencies and increased sales. The Company anticipates a modest growth in administrative expenses resulting from the Company's reporting obligations and investor relations activities as a new public company.

     Research and Development. Research and development expenditures increased 60.2% to $2.1 million for 1996 from $1.3 million for 1995. This increase resulted from additional development activity related to Oncogene Research Products brand products, research and development costs in connection with products included in the Company's new Apoptosis specialty catalog launched during the period, and increased research in the areas of glycobiology and neurosciences. The Company anticipates maintaining at least the current levels of spending for research and development in 1997.

     Interest Expense, Net. Interest expense, net increased to $532,000 for 1996 from $527,000 for 1995 as a result of interest expense on bank debt related to the acquisition of the Oncogene Research Products business in 1995, offset partially by interest income on proceeds from the Company's initial public offering of common stock completed in October 1996.

     Income Taxes. Income tax expense increased to $960,000 for 1996 from $291,000 for 1995. This increase was primarily the result of increased profitability and increased tax rates due to the utilization of certain operating loss carryforwards generated in prior years.

     Net Income. As a result of the above factors, net income increased 96.8% to $2.0 million for 1996 from $1.0 million for 1995.

Years Ended December 31, 1995 and 1994

     Sales. Sales increased 11.5% to $27.0 million for 1995 from $24.2 million for 1994. This increase resulted primarily from a 24.9% increase in core product sales, including sales of Oncogene Research Products brand products, offset by a decrease in bulk sales of 17.5%. Sales of core products during 1995, excluding Oncogene Research Products brand products, increased by 13.5%, primarily as a result of the continuing success of the

Company's niche research market strategy and growth in sales of amino acids, peptides, linkers and resins featured in the Company's Novabiochem general catalog. The decrease in bulk sales was related primarily to the Company's decision to discontinue sales of a product which had been provided in bulk form to the veterinary industry in order to avoid subjecting the Company to increased costs associated with a variety of regulatory requirements. Gains in sales included the results of a general weakening of the U.S. dollar which had the effect of increasing the dollar value of sales denominated in foreign currencies recorded in 1995.

     Gross Profit. The Company's gross profit percentage increased to 51.1% for 1995 from 45.5% for 1994. This increase was primarily the result of sales of the higher gross margin Oncogene Research Products brand products for a portion of the year and increased gross margins in the Company's core and bulk operations as a result of continued improvement in operating efficiencies subsequent to the Company's restructuring in 1993. In particular, the Company experienced improvement in margins of certain products featured in the Company's Novabiochem general catalog, many of which were manufactured by the Company's Swiss subsidiary, which was substantially restructured in 1993.

     Selling, General and Administrative. Selling, general and administrative expenditures increased 2.6% to $10.6 million for 1995 from $10.3 million for 1994, and decreased to 39.3% of sales for 1995 from 42.8% for 1994. The dollar increase in selling, general and administrative was the result of adding the Oncogene Research Products business' operations for a portion of the year, offset by reductions in operating costs of the Company's Swiss subsidiary in 1995 compared to 1994. The decrease as a percentage of sales reflects the continued results of the Company's 1993 restructuring and incremental sales which did not result in comparable growth in expenses.

     Research and Development. Research and development expenditures increased 81.8% to $1.3 million for 1995 from $736,000 for 1994. This increase resulted from increased research and development related to Oncogene Research Products brand products for a portion of the year, and research and development costs of products developed for inclusion in the Apoptosis specialty catalog being prepared for launch in 1996. This increase included salaries of additional scientific personnel, as well as increased costs of materials and expenses.

     Interest Expense, Net. Interest expense, net increased to $527,000 for 1995 from $326,000 for 1994 primarily as a result of additional borrowings in connection with the acquisition of the Oncogene Research Products business.

     Income Taxes. Income tax expense increased to $291,000 for 1995 from $62,000 for 1994 as a result of increased profitability in 1995.

     Net Income (Loss). As a result of the above factors, net income increased to $1.0 million for 1995 from a net loss of $462,000 for 1994.

QUARTERLY RESULTS

     The following tables present the Company's unaudited quarterly consolidated results of operations, in dollars and as a percentage of sales, for the eight quarters ended December 31, 1996. This information has been prepared by the Company on a basis consistent with the Company's audited consolidated financial statements and, in the opinion of management, includes all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the results for such periods.

                                                                            QUARTERS ENDED
                                       -----------------------------------------------------------------------------------------
                                       MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                         1995        1995       1995        1995       1996        1996       1996        1996
                                       ---------   --------   ---------   --------   ---------   --------   ---------   --------
                                                                            (IN THOUSANDS)
Sales:
  Core...............................   $ 4,813     $4,827     $ 5,293     $5,693     $ 6,597     $6,949     $ 7,122     $6,961
  Bulk...............................     1,923      1,512       1,572      1,333       1,621      1,398       1,713      1,364
                                         ------     ------      ------     ------      ------     ------      ------     ------
Total sales..........................     6,736      6,339       6,865      7,026       8,218      8,347       8,835      8,325
Cost of sales........................     3,508      3,183       3,224      3,270       3,794      3,808       4,065      3,721
                                         ------     ------      ------     ------      ------     ------      ------     ------
Gross profit.........................     3,228      3,156       3,641      3,756       4,424      4,539       4,770      4,604
  Selling, general and
    administrative...................     2,264      2,539       2,785      3,020       3,015      3,170       3,245      3,270
  Research and development...........       218        270         401        449         541        524         590        489
                                         ------     ------      ------     ------      ------     ------      ------     ------
Income from operations...............       746        347         455        287         868        845         935        845
Interest expense (income), net.......        74         85         157        211         206        188         219        (81)
                                         ------     ------      ------     ------      ------     ------      ------     ------
Income before income taxes...........       672        262         298         76         662        657         716        926
Provision for income taxes...........       150         58          66         17         198        264         250        248
                                         ------     ------      ------     ------      ------     ------      ------     ------
    Net income.......................   $   522     $  204     $   232     $   59     $   464     $  393     $   466     $  678
                                         ======     ======      ======     ======      ======     ======      ======     ======

                                                                            QUARTERS ENDED
                                       -----------------------------------------------------------------------------------------
                                       MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,   MARCH 31,   JUNE 30,   SEPT. 30,   DEC. 31,
                                         1995        1995       1995        1995       1996        1996       1996        1996
                                       ---------   --------   ---------   --------   ---------   --------   ---------   --------
Sales:
  Core...............................     71.5%       76.1%      77.1%       81.0%      80.3%       83.3%      80.6%       83.6%
  Bulk...............................     28.5        23.9       22.9        19.0       19.7        16.7       19.4        16.4
                                         -----       -----      -----       -----      -----       -----      -----       -----
Total sales..........................    100.0%      100.0%     100.0%      100.0%     100.0%      100.0%     100.0%      100.0%
Cost of sales........................     52.1        50.3       47.0        46.5       46.2        45.6       46.0        44.7
                                         -----       -----      -----       -----      -----       -----      -----       -----
Gross profit.........................     47.9        49.7       53.0        53.5       53.8        54.4       54.0        55.3
  Selling, general and
    administrative...................     33.6        40.1       40.6        43.0       36.7        38.0       36.7        39.3
  Research and development...........      3.2         4.2        5.8         6.4        6.6         6.3        6.7         5.9
                                         -----       -----      -----       -----      -----       -----      -----       -----
Income from operations...............     11.1         5.4        6.6         4.1       10.5        10.1       10.6        10.1
Interest expense (income), net.......      1.1         1.3        2.3         3.0        2.5         2.2        2.5       (1.0)
                                         -----       -----      -----       -----      -----       -----      -----       -----
Income before income taxes...........     10.0         4.1        4.3         1.1        8.0         7.9        8.1        11.1
Provision for income taxes...........      2.2         0.9        0.9         0.3        2.4         3.2        2.8         3.0
                                         -----       -----      -----       -----      -----       -----      -----       -----
    Net income.......................      7.8%        3.2%       3.4%        0.8%       5.6%        4.7%       5.3%        8.1%
                                         =====       =====      =====       =====      =====       =====      =====       =====

     The Company's quarterly operating results may vary significantly from quarter to quarter as a result of a number of factors including new product offerings, new editions of existing catalogs, introduction of additional specialty catalogs and bulk sales. The Company's bulk sales business fluctuates more and is less predictable than its core business, and the uncertain timing and volatility of bulk sales has in the past and may continue in the future to materially affect the Company's business, financial condition and results of operations. Other factors which may affect quarterly operating results include the timing of the U.S. Government approval of the NIH budget, lower European and academic sales during the summer months and various holiday breaks and fluctuations in weather. The Company's current and planned expense levels are based in part upon its expectations as to future revenues. Consequently, if revenues in a particular quarter do not meet expectations, the Company may not be able to adequately adjust operating expenses to compensate for the shortfall. Operating results may therefore vary significantly from quarter to quarter and will not necessarily be indicative of results in subsequent periods.

LIQUIDITY AND CAPITAL RESOURCES

     The Company generated $2.0 million of cash from operating activities in each of 1996 and 1995 and used $29,000 of cash in 1994. Cash provided from operating activities in 1996 resulted from positive operating results, adjusted for non-cash charges including depreciation and amortization, offset primarily by catalog costs capitalized in other assets and increases in inventory and accounts receivable. Cash provided by operating activities in 1995 resulted from positive operating results, which were principally offset by catalog costs capitalized in other assets. Cash used in operating activities in 1994 was less than the net loss primarily due to the liquidation of inventories offset by increases in accounts receivable due to increased sales.

     Net cash used in investing activities was $4.5 million in 1996, $6.8 million in 1995 and $1.2 million in 1994. During 1995, the Company acquired the Oncogene Research Products business in a purchase transaction requiring an investment of approximately $6.2 million. In 1996, investing activities consisted primarily of purchases and sales of short-term investments, and in 1994 investing activities consisted primarily of capital expenditures for property and equipment.

     Net cash provided by financing activities was $11.9 million in 1996, $5.1 million in 1995 and $232,000 in 1994. In 1996, net cash provided by financing activities consisted of cash received from the issuance of shares of Common Stock in the Company's initial public offering, offset by payments to fully retire bank term debt. During 1995, the Company incurred $6.0 million of indebtedness, consisting primarily of borrowings from financial institutions, in connection with the purchase of the Oncogene Research Products business. In 1994, net cash provided by financing activities consisted primarily of borrowings from financial institutions offset by repayments.

     The Company is a holding company, the principal assets of which are the capital stock of its subsidiaries, and has no independent means of generating operating revenues. As a holding company, the Company depends on dividends and other permitted payments from its subsidiaries, including its international subsidiaries, to meet its cash needs. The Company maintains cash balances at its various subsidiaries adequate to support local operations. The amount of foreign-sourced earnings to be repatriated to the United States is determined based upon foreign entity capitalization, local cash needs, local and U.S. tax implications and requirements for cash in the U.S. operations.

     At December 31, 1996, the Company had cash, cash equivalents and short-term investments of $14.7 million and working capital of $30.2 million. The Credit Facility provides for unsecured borrowings up to a maximum of $5.0 million. At December 31, 1996, $5.0 million was available under the Credit Facility, which expires in June 1998.

     The Company believes that its existing capital resources will be sufficient to fund its operations for at least the next two years. If, however, the Company were to undertake a significant acquisition or if working capital or other capital requirements are greater than currently anticipated, the Company could be required to seek additional funds through increased credit facilities or sales of equity, debt or convertible securities. There can be no assurance that additional financing will be available or that, if available, the financing will be on terms favorable to the Company and its stockholders.

                                    BUSINESS

THE COMPANY

     CN Biosciences, Inc. ("CN Biosciences" or the "Company") is engaged in the development, production, marketing and distribution of a broad array of products used worldwide in disease-related life sciences research at pharmaceutical and biotechnology companies, academic institutions and government laboratories. The Company's products include biochemical and biological reagents, antibodies, assays and research kits which it sells principally through its general and specialty catalogs under its well-established brand names, including Calbiochem, Novabiochem and Oncogene Research Products. With over 7,800 products, the Company offers scientists the convenience of obtaining from a single source both innovative and fundamental research products, many of which are instrumental to areas of research such as cancer, cardiovascular disease, Alzheimer's and AIDS. The Company believes it has established a long-standing reputation in the life sciences research products market for product quality, product reliability, extensive technical service and strong customer support.

     The Company believes that it is strategically positioned with both the breadth of research products and critical mass that are characteristic of the industry's larger providers, as well as the innovative research and development capabilities that are characteristic of the industry's smaller specialty companies. Based upon this strategic positioning, the Company believes it can establish itself as a leading supplier of higher margin research products to selected emerging, high growth niche research markets by offering innovative products through specialty catalogs. In recent years, the Company has implemented its niche research market strategy in areas such as signal transduction, apoptosis and combinatorial chemistry. The Company intends to continue to penetrate emerging niche research markets through internal development and the selective acquisitions of companies with products in areas targeted for future growth. The Company's successful acquisition and integration of the Oncogene Research Products business is an example of the implementation of this strategy. As a result of this acquisition, the Company significantly expanded its capabilities in molecular biology and immunology and added over 700 new product offerings, many of which are included in the Company's Apoptosis specialty catalog.

     A key element of the Company's growth strategy is to leverage certain existing assets of the Company including (i) its comprehensive general catalog product offerings, customer base and reputation, (ii) its global manufacturing and distribution infrastructure, including its highly automated order fulfillment system and (iii) the scientific expertise of its staff in immunochemistry, biochemistry, molecular biology and synthetic peptides. During 1996, the Company sold products to over 8,000 accounts, filled over 90,000 orders in 48 countries and generated sales of $33.7 million and net income of $2.0 million. The Company's development, marketing and distribution activities are supported by the Company's highly experienced scientific staff, which includes 42 professionals holding Ph.D.s in a variety of life sciences disciplines, as well as other personnel located at seven facilities in the United States, Europe, Japan and Australia.

INDUSTRY OVERVIEW

     The life sciences research industry has experienced dramatic advances in biology and chemistry over the past three decades, particularly as they relate to the understanding of the origin of diseases at the molecular and cellular level. These advances have led to the rapid expansion of drug discovery programs and the development of new methodologies of research. Industry sources estimate that there are over 300,000 scientists worldwide currently engaged in life sciences research. In 1996, U.S. pharmaceutical and biotechnology companies spent over $20 billion on research and development. In addition, academic institutions and government laboratories receive a portion of their research funding from organizations such as the NIH, which had a budget for 1996 exceeding $11.9 billion. Over the past ten years, the NIH budget has grown at a compounded annual rate of approximately 6.7%, although recent government proposals aiming to reduce or eliminate budgetary deficits have included reduced allocations to the NIH and the other government agencies that fund research and development activities. In its most recent industry survey published in 1994, Frost & Sullivan estimated that $1.6 billion was spent worldwide in 1992 on specialty biochemical products, such as those offered by the Company for research in biochemistry, immunology, cellular biology and molecular biology. According to

Frost & Sullivan, the compound annual growth rate from 1992 through 1999 for the U.S. life sciences research products market (which represents approximately one-third of the worldwide market) is estimated to be approximately 13%. Furthermore, the Company believes that certain segments of life sciences research, such as apoptosis, signal transduction and combinatorial chemistry, are particularly strong areas of growth.

     Life sciences researchers utilize specialty biochemical products to conduct their research. These research products range broadly in complexity, purity, scarcity, cost and function, and their availability and quality are often critical to a project's success. Furthermore, recent advances in understanding physiological processes at the molecular and cellular level, genomics and the development of other basic life sciences technologies have increased the demand for innovative product solutions designed to assist scientists in improving the efficiency and quality of their research. Examples of such solutions include specific protein or peptide fragments, monoclonal antibodies or DNA probes tailored to a given research protocol that would be too time consuming or complex for a researcher to prepare at his or her own lab bench. Other examples include kits designed to reduce complex multi-step procedures, thereby shortening the time required for experiments, improving the quality of information provided in many cases and ensuring repeatability of the experiment in subsequent research. The Company believes that researchers are typically concerned primarily with product performance, quality, rapid availability, time savings and the value added by innovative products such as specialized assays and research kits, and are relatively less sensitive to price. Because life sciences research can often involve experimentation carried out over months or even years, and because researchers seek to minimize extraneous variables in their research protocols, the consistency of research products is essential. As a result, the Company believes that researchers tend to exhibit loyalty to the supplier that first supplies them with a particular research product.

     The life sciences research products industry is highly fragmented. The industry is comprised of several very large public companies and a large number of smaller companies which are typically privately held. The larger companies typically generate revenues from the sale of a broad range of equipment, laboratory supplies and other products, including research products which compete with many of the Company's product offerings. These larger suppliers generally place greater emphasis on high-revenue generating products and on the breadth of their product offering than on providing innovative products early to market. The smaller companies, the majority of which are substantially smaller than the Company, typically supply a highly focused product offering to very specific market niches. These smaller companies generally specialize in addressing the emerging needs of life sciences researchers by emphasizing innovative products. Such smaller companies often lack the distribution network and capital resources required to grow beyond providing a limited and highly specialized offering to a relatively narrow market. As the market expands and the need to costeffectively distribute products to a larger, more geographically diverse customer base increases, the Company believes that customer access will be increasingly difficult for smaller companies lacking significant marketing and distribution infrastructure. The Company believes that the industry's fragmented structure and underlying dynamics may create opportunities for consolidation.

STRATEGY

     CN Biosciences' goal is to become a leading provider of innovative research products to the life sciences research market. To achieve this goal, CN Biosciences' strategy includes the following elements:

     Target Emerging, High Growth Niche Research Markets. The Company seeks to establish leading positions early in the evolution of the market's faster growing, higher margin niche research markets. The Company identifies a potentially attractive niche research market through a comprehensive review by its scientific personnel and interaction with the Company's Technology Council and network of other scientific advisers. In deciding which niche research markets to pursue, the Company considers a number of factors, including potential market size, synergies with existing areas of research, resources required to develop both the product offering and related catalog and the potential for establishing a leading position early in the market's development. Once the Company has identified a niche research market, it assembles a targeted product offering from its existing products, new products developed by its own scientific staff and products sourced from third parties. These products are then distributed primarily through specialty catalogs designed to provide scientists working in a specific field with a single comprehensive source integrating both innovative products often not found elsewhere and a broad range of related products. During 1996, the Company introduced an Apoptosis specialty catalog and issued an updated version of its Signal Transduction specialty catalog. In the first quarter of 1997, the Company issued an updated version of its Combinatorial Chemistry specialty catalog. The Company also has introduced targeted product offerings to researchers studying glycobiology and intends to issue a Neurosciences specialty catalog during 1997. CN Biosciences seeks to be first to comprehensively market products in each of its targeted niche research markets and to be in a leading position early in such market's development.

     Expand Product Offerings to Existing Customer Base. The Company intends to expand sales through the introduction of new product offerings to its existing customer base. The Company's new product development efforts, both for its specialty and general catalogs, are supported by its significant commitment to research and development. New product ideas are generated through active dialogues among the Company, its customers and its extensive network of scientific advisers, participation in national and international conferences, and comprehensive reviews of selected scientific literature. The Company believes that successfully penetrating further niche research markets will, in addition to generating revenues from sales of products contained in its specialty catalogs, also increase the number of research scientists and institutions seeking to license their discoveries to the Company for production and distribution, and generate increased sales of products in the Company's comprehensive general catalogs.

     Pursue Strategic Acquisitions. The Company intends to penetrate emerging niche research markets and expand product offerings to existing customers through the selective acquisition of companies with research and development capabilities and product offerings in areas targeted for future growth. In August 1995, the Company consummated the strategic acquisition of the Oncogene Research Products business, which has enabled the Company to substantially expand its offerings of assays, kits, monoclonal antibodies and polyclonal antibodies. The Company believes that, due to the highly fragmented nature of the life sciences research products industry, significant opportunities for consolidation exist, although no assurances can be made that the Company will be able to identify and successfully consummate additional acquisitions. The Company believes that the industry's smaller companies are typically privately held and individually generate less than $10 million in annual revenues, yet conduct a significant portion of the industry's innovative research, particularly in specific niche research markets. The Company has numerous contacts with many of these smaller research products companies for which the Company often acts as a distributor or licensee, and believes that these relationships may facilitate both the identification and consummation of acquisitions.

     Maximize Operating Efficiencies. The Company's investment in and refinement of its product sourcing, procurement, production, inventory management and order fulfillment capabilities, as well as its worldwide distribution network and computer systems will continue to enable the Company to operate more cost-effectively and to achieve greater service efficiency at higher sales volumes. Additionally, the Company believes that this infrastructure provides opportunities for the Company to service and support increased net sales without the need for commensurate increases in expenses. The Company utilizes a "technology center" concept for each brand which allows for product development, customer service, technical support and brand-specific marketing capabilities at its manufacturing locations, while retaining centralization of many administrative and routine operations at its San Diego headquarters.

CORE COMPETENCIES

     The Company believes that its past success is attributable to a number of factors, including:

     Experienced Management Team, Scientific Staff and Network of Scientific Advisers. The Company's executive officers have an average of over ten years of experience in the research products industry. In addition, since 1993 the Company has expanded its scientific staff to include 42 professionals holding Ph.D.s in a variety of life sciences disciplines. With its expanded scientific staff and its particular expertise in immunochemistry, biochemistry, molecular biology and synthetic peptides, the Company is able to offer a broad range of products and to support such product offerings with both a high level of scientific content in its catalogs and knowledgeable technical support personnel. The Company regularly interacts with a network of scientific advisers within the life sciences research industry including its four member Technology Council, members of academic institutions with which the Company collaborates, as well as its customers. These interactions have enabled the Company to identify the specialized needs of researchers in several emerging fields of life sciences research and to provide innovative product solutions to facilitate research in these targeted areas.

     Merchandising and Marketing Expertise. The Company believes its skill in positioning and merchandising its products has enabled it to expand its share of the life sciences research products market. The Company employs a variety of marketing techniques to enable it to produce catalogs that the Company believes are more informative and more visually appealing than those of its competitors. In structuring its catalog offerings, the Company effectively combines basic product information with a significant amount of related scientific reference data and technical advice. In addition, with each new edition of the Company's catalogs, the Company has increased the level of indexes and cross references -- by application, product category and individual product -- and developed a variety of color coded reference aids, all of which are designed to facilitate the ease with which a scientist can find the product needed to conduct his or her research. Capitalizing on these skills, its established catalog brand names and its comprehensive list of product offerings, the Company has identified opportunities to target high growth emerging niche research markets using specialty catalogs to more effectively bring its products to the attention of research scientists.

     Total Quality Management, Technical Service and Customer Support. Research scientists require that the products used in their research conform to exacting quality standards. The Company utilizes its Total Quality Management program to ensure that customers receive consistent, high quality products which meet or exceed customer requirements and catalog specifications. Quality control functions designed to provide controls over the products distributed, whether internally manufactured or externally sourced, have been fully integrated into the Company's development and manufacturing process. In addition, the Company provides extensive technical service to customers, primarily over the telephone, in situations where customers have questions regarding complex product applications, research protocols and background regarding use of the Company's products. The Company also provides strong customer support through its customer service staff of trained professionals at various worldwide locations, who are primarily responsible for answering customer telephone inquiries, receiving orders and following up on general product matters.

     Highly Automated Order Fulfillment. The nature of life sciences research and the rapid pace with which it is conducted is such that results achieved one day may subtly change the course of the scientist's experiments for the next day. As a result, research scientists will often require specific research products delivered on short notice, and the speed and accuracy with which such products are delivered can affect the success or failure of the researcher's work. The Company has a highly automated order fulfillment system capable of delivering substantially all customer orders worldwide on a next-day basis. The Company believes that this system enables the Company to compete with its larger competitors and gives it a competitive advantage over its smaller competitors, while at the same time making the Company an attractive distribution outlet for these smaller companies.

PRODUCTS

     The Company sells over 7,800 products represented by over 14,000 stock keeping units (SKUs). Through the ongoing efforts of its scientific and technical staff, its contacts with researchers in academic and commercial research laboratories and its open dialogue with scientific advisers, the Company continually adds new products to its product offerings.

     The broad categories of the Company's products include:

PRODUCT CATEGORY                              DESCRIPTION OF PRODUCTS
----------------------------  -------------------------------------------------------
Biochemicals................  Includes 25 major categories of products comprised of enzymes, proteins, detergents, inhibitors, antibiotics
                              and others.

Immunochemicals.............  Includes monoclonal and polyclonal antibodies, antibodies to various receptor proteins, signaling
                              proteins, glycoproteins, proto-oncogenes, enzymes,
                              neurotoxins and others.

Amino Acids and Peptides....  Includes Fmoc and Boc amino acid derivatives and hundreds of biologically active peptides.

Kits and Assays.............  Includes a family of free radical marker ELISA kits for oxidative stress research as well as a rapidly growing
                              line of ELISA kits for use in apoptosis research such
                              as NMP, Fas and cdk1.

Resins and Linkers..........  Includes tentagel and polystyrene resins, together with a variety of trityl linkers.

     The Company's products are marketed through four brands, each targeting different segments of life sciences research, although some overlap exists between the markets and products of each brand.

     - Calbiochem. Calbiochem brand products target the immunology, cell biology and biochemistry segments of life sciences research. Calbiochem has been providing research products for over 40 years and is a well-recognized name in the life sciences research industry.

     - Novabiochem. The Company's Novabiochem brand covers products for the biochemistry and peptide chemistry segments of life sciences research. Novabiochem brand products have been offered since 1986.

     - Oncogene Research Products. The Company currently co-brands Oncogene Research Products with the Calbiochem brand. These products target the immunology and molecular biology segments of life sciences research.

     - Clinalfa. The Company's Clinalfa brand offers biologically active peptides and related biological products for use in limited human trials for research purposes. Clinalfa products are distributed principally in Europe.

     In addition to sales of its core products in standard laboratory quantity sizes (generally from 100 nanograms to as large as 100 grams), the Company offers certain products in bulk quantities (generally up to ten kilograms) generally at discounts from catalog prices. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

PRODUCT POSITIONING AND MARKETING

     The Company's products are principally sold through its three general and four specialty catalogs. The Company also periodically distributes a number of other publications to supplement its catalogs. The following table identifies each of the Company's catalogs and gives the most recent publication dates, the approximate number of copies published, the approximate number of products included, the principal product focus and the brand names featured:

                              SUMMARY OF CATALOGS

                                               NUMBER OF   APPROXIMATE
                                               CATALOGS     NUMBER OF      PRINCIPAL PRODUCT
       CATALOGS             LAST PUBLISHED     PUBLISHED    PRODUCTS             FOCUS            BRAND NAMES
-----------------------  --------------------  ---------   -----------   ---------------------   -------------
GENERAL
  Calbiochem             First Quarter 1996     158,000       3,070      Biochemicals and        - Calbiochem
                                                                         Immunochemicals         - Novabiochem
                                                                                                 - Oncogene
                                                                                                   Research
                                                                                                   Products
  Novabiochem            Third Quarter 1996      58,000       2,100      Peptides, Boc and       - Novabiochem
                                                                         Fmoc Amino Acids and
                                                                         Peptide Synthesis
                                                                         Reagents
  Oncogene Research      Fourth Quarter 1996     80,000         865      Antibodies, Markers,    - Oncogene
    Products                                                             Reagents and Kits         Research
                                                                                                   Products
SPECIALTY
  Signal Transduction    Second Quarter 1996     85,000       1,400      G Proteins, Kinases,    - Calbiochem
                                                                         Nitric Oxide, Calcium   - Novabiochem
                                                                         Metabolism and p53      - Oncogene
                                                                                                   Research
                                                                                                   Products
  Apoptosis              First Quarter 1996      60,000         330      Antibodies, Assays,     - Calbiochem
                                                                         ELISAs, Kits and        - Oncogene
                                                                         Reagents                  Research
                                                                                                   Products
  Combinatorial          First Quarter 1997      20,000         170      Resins, Linkers, Fmoc   - Novabiochem
    Chemistry                                                            Amino Acids and
                                                                         Peptide Synthesis
                                                                         Reagents
  Clinalfa               First Quarter 1996       8,000          40      Biologically Active     - Clinalfa
                                                                         Peptides

     General Catalogs

     The Company utilizes general catalogs summarizing the complete product offerings under each of its principal brands to reach a broad audience of life sciences research scientists. The following is a brief summary of each of the Company's three general catalogs:

     - Calbiochem General Catalog. The Calbiochem general catalog has been published since 1954. The most recent catalog, published in the first quarter of 1996, summarizes the Company's offering of approximately 3,070 biochemicals and immunochemicals, including more than 700 products new to the catalog. Approximately 158,000 copies of the most recent edition of the catalog have been published. The Calbiochem general catalog combines Calbiochem brand products, along with selected Oncogene Research Products and Novabiochem brand products, to provide a broad offering to research scientists. Important product categories contained in this catalog include G-proteins, calcium metabolism, protein kinases, nitric oxide and protein phosphates.

     - Novabiochem General Catalog. The Novabiochem general catalog summarizes the Company's 2,100 item product offering of resins, amino acid derivatives and reagents for peptide synthesis, as well as biologically active peptides and enzyme substrates and inhibitors. Published since 1986,

       58,000 copies of the newest edition of the Novabiochem general catalog were published in the third quarter of 1996. The catalog includes unique "synthesis notes" prepared by the Company which provide a comprehensive and current review of solid phase peptide synthesis methodology.

     - Oncogene Research Products General Catalog. Approximately 865 products are included in this catalog which focuses primarily on scientific research in the areas of cancer, heart disease, signal transduction and neurobiology. Approximately 80,000 copies of the most recent version of this catalog were published in the fourth quarter of 1996. Key products in the catalog include antibodies, assays, kits, peptides and probes.

     Specialty Catalogs

     Commencing in 1994, with the publication of its first specialty catalog in the area of signal transduction, the Company's strategy has included the development of specialty catalogs focused on niche research markets to meet the specific needs of researchers in newer, high growth areas of life sciences research. One key element of this strategy has been to significantly increase the scientific background data contained in its catalogs, so that researchers view the Company's catalogs not only as compendiums of product listings, but also as significant technical resources. A recent implementation of this strategy is the Company's Apoptosis specialty catalog which contains text-book quality descriptions, illustrations and schematics of central elements in the current understanding of the phenomenon of apoptosis, as well as detailed methods and protocols for some of the most commonly utilized procedures needed to conduct research in this area.

     - Signal Transduction Specialty Catalog. Approximately 1,400 products from the Calbiochem, Novabiochem and Oncogene Research Products brands have been integrated into this specialty catalog which addresses the needs of researchers doing work in signal transduction. Approximately 85,000 copies of the Company's third edition of this catalog were published in second quarter of 1996 and contained over 500 products new to the catalog focusing on this growing area of scientific research. Over the past several years, the level of signal transduction research has grown as scientists in many disciplines have increasingly focused on the impact on their research of both intercellular and intracellular communication. In addition to detailed product listings, the catalog provides literature reviews, product structures, molecular weights, application comments, technical protocols and comparative tables of use to many signal transduction researchers.

     - Apoptosis Specialty Catalog. The newest of the Company's specialty catalogs focuses on research in the area of apoptosis. Apoptosis, or "programmed cell death," is a process whereby various stimuli activate a genetic program to implement a specific series of events that culminate in the death and efficient disposal of a cell with minimal damage to surrounding cells or tissue. Apoptosis is essential for normal development of cells, and disruption to the apoptotic process can lead to a spectrum of defects thought by some researchers to be important to various diseases including cancer, AIDS and Alzheimer's. The potential for drugs that modulate the regulation of apoptosis provides a new and growing opportunity for the treatment of many disease states, and the Company anticipates continued growth in this area of research. The initial catalog, published in the second quarter of 1996, combines existing Calbiochem and Oncogene Research Products brand products with newly developed, innovative products focused on addressing this new and growing area of scientific research. Approximately 60,000 copies of the Apoptosis specialty catalog have been published. The catalog includes extensive literature citations, materials and methods, information and scientific diagrams to assist the researcher working in this relatively new field of study. The Company's Apoptosis specialty catalog is printed in two versions, one marketed exclusively under the Calbiochem name and another marketed jointly under the Calbiochem and Amersham International plc names.

     - Combinatorial Chemistry Specialty Catalog. Combinatorial chemistry has emerged as a powerful new tool used by pharmaceutical companies in the drug discovery process. In the first quarter of 1997, the Company published the most recent edition of its Combinatorial Chemistry catalog. This catalog, 20,000 copies of which have been published, provides approximately 170 products focused primarily on solid supports, condensation reagents, resins and linkers of interest to companies utilizing combinatorial chemistry techniques.

     - Clinalfa Specialty Catalog. This catalog contains Clinalfa brand products which capitalize upon existing strengths in the Company's manufacturing capabilities to provide a selection of ultra-pure peptides of interest to a specialized group of researchers focused on human clinical research applications, principally in the European market. Approximately 8,000 copies of the most recent Clinalfa specialty catalog have been published. The Company's Clinalfa brand product offering is produced under appropriate good manufacturing practices ("GMP") which meet the requirements of government regulations and its clinical research customers in this area.

     Other Publications

     In addition to its general and specialty catalogs, the Company utilizes its internal staff in developing and distributing a variety of supporting publications designed to highlight its new products and target specific market segments with selected product offerings. These publications include:

     - Biologics. The Calbiochem brand general biochemical and immunochemical newsletter is published two to three times per year and is distributed to the entire Calbiochem mailing list, including biochemists, neurobiologists, biologists and immunologists. This broad-based publication introduces new product offerings under the Calbiochem brand (including inhibitors, enzymes and detergents) and also includes updated scientific articles and references.

     - Flagship Brochures. The Company's Flagship Brochures present the complete product line of five areas within signal transduction that the Company has singled out for special market emphasis, comprised of protein kinases, calcium metabolism, G-proteins, nitric oxide and protein phosphatases. The first of these brochures was introduced by the Company in October 1995.

     - Technical Bulletins. The Company maintains more than 50 Technical Bulletins relating to Calbiochem brand products. These are two to six page publications that focus on specific products and product lines, including detergents, protease inhibitors, lipoproteins and ionophores. These publications are used for targeted direct mailings as well as for distribution at trade shows, scientific conferences and exhibitions.

     - Letters, Innovations and Technical Notes. These are an interrelated trio of support publications for Novabiochem brand products and are distributed to customers interested in peptide synthesis and combinatorial chemistry. Letters is published two to three times per year to inform customers of the Company's new and innovative products being developed for use in their drug discovery programs. Each edition features new linkers, resins and amino acid derivative products useful for a variety of peptide and small molecule synthesis techniques. Innovations is published four to six times per year and provides a much more expansive description of the products introduced in Letters. It includes procedures for new product use along with up-to-date literature references. Novabiochem Technical Notes are released one or two times per year and are based on the most recent techniques used in solid phase peptide synthesis or solid phase organic synthesis. Novabiochem Technical Notes contain detailed descriptions, explanations and suggestions for using certain Novabiochem brand products.

     - Oncogene Research Products Publications. Oncogene Research Product brand's New Product Guide is published one to two times per year and is widely distributed to researchers studying cell cycle, cell proliferation, apoptosis and signal transduction as well as to Oncogene Research Products customers studying heart disease and metastasis, tumor suppressor genes and neurosciences. A variety of applications brochures and mailers focusing on the Oncogene Research Products brand are distributed six to eight times per year, focusing on various new and existing product portfolios applicable to select market segments, including proteases, apoptosis kits, cdk1 and ELISAs.

DEVELOPMENT OF NEW PRODUCTS

     The Company conducts its research and development at its technology centers in San Diego, California, Cambridge, Massachusetts and Laufelfingen, Switzerland. The Company's research scientists internally develop new products, source new products from third parties and refine manufacturing techniques for existing products. The Company introduced over 1,100 new products in 1995 including over 700 products introduced as a result of the acquisition of the Oncogene Research Products business and introduced in excess of 700 new products in 1996. The Company's historical experience indicates that a significant number of its products have relatively long life cycles, often in excess of five years. The Company identifies potential new products from many sources, including through customer input, its Technology Council and extensive network of scientific advisers, review of selected scientific literature, established relationships with research institutes and universities and participation in industry trade shows.

     Product introductions are developed and monitored by the Company and offered under one of the Company's brand names and through one or more of its catalogs and supporting publications. The following table illustrates both the breadth of the Company's product offerings from its 1996-1997 Calbiochem general catalog published in the first quarter of 1996 and the extent to which products not previously offered through this catalog were added.

             1996-1997 CALBIOCHEM GENERAL CATALOG PRODUCT OFFERINGS

                                                             TOTAL NUMBER      PRODUCTS
                           PRODUCT CLASS                     OF PRODUCTS    NEW TO CATALOG
        ---------------------------------------------------  ------------   --------------
        Amino Acids........................................         62             --
        Antibiotics........................................         46              1
        Antibodies (monoclonal and polyclonal).............        470            245
        Buffers............................................         30             --
        Carbohydrates......................................         57             --
        Chromatography Reagents............................          7             --
        Detergents.........................................         92              4
        Dyes, Stains and Probes............................         68             11
        Enzyme Inhibitors..................................        369            106
        Enzyme Substrates..................................         98             19
        Enzymes............................................        204             29
        Growth Factors and Cytokines.......................         56             17
        Hormones and Steroids..............................         18             --
        Immunochemicals....................................        533            117
        Ionophores and Channel Formers.....................         40             12
        Lipids and Phospholipids...........................         43             --
        Nucleotides and Bases..............................         94             --
        Neurochemicals.....................................        110             70
        Neurotoxins........................................        100             13
        Organics and Inorganics............................         42             --
        Peptides...........................................        171             31
        Plant Biology Reagents.............................         13             --
        Protein and Nucleic Acid Modification Reagents.....         35              5
        Proteins and Derivatives...........................        147             47
        Signal Transduction Reagents.......................        124              8
        Vitamins and Coenzymes.............................         20             --
        Miscellaneous......................................         21              6
                                                                 -----            ---
                  Total....................................      3,070            741
                                                                 =====            ===

SALES AND DISTRIBUTION

     Catalogs and Supporting Publications. The Company markets its products directly to its customers through its catalogs and supporting publications. The Company believes that the quality and presentation of its catalogs represent a competitive advantage. The Company devotes significant resources to creating and designing catalogs that have a high degree of scientific and technical content and are, the Company believes, considerably more visually appealing than those of its competitors. The Company's catalogs generally are extensively indexed and cross referenced -- by application, product category and individual product -- and contain a variety of color coded reference aids which are designed to facilitate the ease with which a scientist can find the product needed to conduct his or her research. In addition, new product offerings are extensively highlighted. Catalogs generally contain detailed technical information concerning the catalog's products, including current citations to scientific research papers in which the products have been used, as well as background information regarding focused areas of research in which various subgroups of research products may be utilized. Catalogs are published for distribution in the United States with pricing in U.S. dollars. In addition, a number of the Company's catalogs and brochures are printed for foreign distribution with pricing in local currencies.

     The Company's marketing communications group utilizes in-house desktop publishing systems in coordination with the Company's management information systems and databases to assist in the production of camera-ready masters of certain catalogs and publications. This enables the Company to revise and reprint certain catalogs in 12 to 18 month cycles and to distribute other publications more frequently. To further differentiate its publications from those of many of its competitors, the Company has increasingly shifted to high quality four color printing for its catalogs and brochures, and utilizes its internal staff to significantly increase their graphic content.

     The Company directly distributes its catalogs and supporting publications using its proprietary database containing profiles of more than 100,000 research scientists and institutions. The Company believes that a substantial portion of its revenue represents sales to repeat customers. During 1996, the Company sold products to more than 8,000 accounts, with more than 75% of these customers making purchases multiple times during the year. The Company also selectively mails catalogs and other publications to potential customers, information about whom is obtained from trade shows, responses to Company advertisements, foreign distributors and sales representatives, and the Company's home pages on the Internet. The Company also advertises its catalogs in scientific journals, publicizes them at industry trade shows and other scientific functions and utilizes its network of sales representatives, distributors and industry contacts to attract additional potential customers whose profiles can then be added to the Company's database.

     Sales Offices and Customer Service Representatives. In addition to its San Diego headquarters, the Company maintains sales and customer support offices in Cambridge, Massachusetts, Switzerland, the United Kingdom, Germany, Australia and Japan. The Company's staff of 22 customer service representatives receive telephone orders directly from customers. The customer service representatives utilize a computerized data-entry system which enables them to immediately access detailed customer and product information, quote prices and check product availability. The Company has the ability to process standing orders and to schedule periodic shipments according to the needs of its customers. Orders are also submitted by mail and fax. Standard payment terms are net 30 days, but the Company also accepts Visa, MasterCard and American Express. The Company employs a limited sales force of seven individuals, principally in the United States and Europe, and has a network of 50 independent foreign distributors who resell the Company's products to their customers in selected markets.

     Technical Support. The Company employs a staff of 12 technical service specialists throughout its worldwide locations who are available during business hours to consult with research scientists concerning the use of the Company's products. These service specialists (nine of which hold Ph.D.s) are actively involved in the development and are knowledgeable about the use of the Company's products. Technical support is also available through the Company's foreign sales offices and distributors.

     Internet. The Company maintains home pages on the Internet for the Calbiochem, Novabiochem and Oncogene Research Products brands with information about the Company and its products and catalogs. The

Company believes that the Internet may become an increasingly important channel of customer communication and intends to further develop its Internet presence to keep pace with changes in technology and the market for its products.

CUSTOMERS

     During 1996, the Company sold products to over 8,000 accounts including individual research scientists, institutions, companies and distributors worldwide. No single account exceeded 10% of the Company's total sales for the year ended December 31, 1996. The Company maintains extensive local databases of current and potential customers which are utilized for targeted mailings of catalogs and other publications. Selected customers of the Company include research scientists at:

                                                                                         GOVERNMENT AND OTHER
    PHARMACEUTICAL             BIOTECHNOLOGY                  ACADEMIC                   RESEARCH INSTITUTIONS
----------------------    -----------------------    ---------------------------    -------------------------------
Abbott Laboratories       Amgen                      Columbia University            Dana Farber Cancer Institute
Eli Lilly and Company     Biogen Incorporated        Harvard University             Food and Drug Administration
GlaxoWellcome             Chiron Corporation         Johns Hopkins University       Massachusetts General Hospital
Merck & Company           Genentech Incorporated     University of California       Mayo Clinic
Pfizer, Inc.              Genetics Institute         University of Michigan         National Institutes of Health
SmithKline Beecham        Genzyme                    University of Pennsylvania     The Scripps Research Institute

     Details regarding the Company's operations by geographic area are included in Note 9 of Notes to Consolidated Financial Statements.

COLLABORATIONS

     An important part of the Company's business is its many collaborations with institutions and life sciences researchers. These collaborations range from licensing and producing products discovered by a single research scientist to joint marketing and distribution arrangements.

     Amersham International plc. In connection with the Company's targeting of the apoptosis niche research market, the Company entered into a distribution agreement in March 1996 with Amersham International plc ("Amersham"), a U.K. based health science company (total 1995 company-wide sales of over L350 million) which, among other things, supplies products to the life sciences research market. In connection with this distribution agreement, the Company's Apoptosis specialty catalog is printed in two versions, one marketed exclusively by the Company under the Calbiochem name and the other marketed jointly under the Calbiochem and Amersham names. The Company believes that Amersham's worldwide network of sales representatives with specialized knowledge of the assays and kits markets will contribute to the Company's future success in the apoptosis niche research market. In addition, the distribution agreement contemplates that the Company and Amersham will enter into further collaborative agreements under which the Company would add Amersham-developed products to the Apoptosis specialty catalog, and the Company and Amersham would jointly develop new products.

     The Scripps Research Institute. In September 1995, the Company entered into a sublicense agreement with The Scripps Research Institute which will allow it to produce various enzymes, substrates and other products of interest to research scientists working in the field of glycobiology, through the use of recombinant technology. The availability of such products, which will be manufactured and distributed by the Company on an exclusive basis in the research products market, will be combined with additional products to provide research scientists with cost-effective tools needed to study complex carbohydrates. Recent publications have focused on the potential of glycobiology in the area of pharmaceutical drug discovery research. The Company believes that its offering of these important products through its general and a new specialty catalog may establish the Company as a leader in the growing niche research market of glycobiology.

     Other. In addition to featuring products developed internally by the Company's research and development staff, the Company offers products developed through a wide range of sources. Accordingly, the identification of new and useful products developed by others is an important part of its business. Drawing on its connections in the industry and its multi-disciplined expertise, the Company is constantly evaluating and searching out these products. Once these products are identified, the Company will either license the technology and distribution rights and produce the products in its own manufacturing facilities or purchase manufactured products wholesale and distribute such products to the Company's customers. In either case, the end products will ultimately be sold under one of the Company's brand names. Providers of these products generally will be individual research scientists or specialty companies which lack adequate manufacturing and distribution facilities. Through a collaboration with the Company, these individuals and smaller companies achieve wider distribution of their products while continuing to focus on developing innovative products.

TECHNOLOGY COUNCIL AND CONSULTING ARRANGEMENT

     The Company has a Technology Council composed of a number of leading research scientists in the areas of molecular biology, immunology, cell biology and biochemistry. The primary purpose of the Technology Council is to provide independent, external, scientific guidance to the Company, and assist in the decision making process related to niche research market definition, areas of product focus and development, and general trends in many areas of scientific research. The Company's scientific and management staff consult with members of the Technology Council frequently on an informal basis in the normal course of operations to address current market trends, current trends in science, broad strategic areas of Company, including its product offerings, and industry focus and to review the Company's current view of the life sciences research market. Each member of the Technology Council receives $500 for each formal Technology Council meeting attended.

     The members of the Company's Technology Council are:

     William H. Beers, Ph.D., the Chairman of the Company's Technology Council, has served as Senior Vice President and Chief Operating Officer of The Scripps Research Institute since 1991. Prior to joining The Scripps Research Institute in 1987 as a Member of the Departments of Cell Biology and Molecular Biology, Dr. Beers was a Professor of Biology and Cell Biology at the New York University Medical School for nine years. Dr. Beers also presently serves as Director of the Foundation for Medical Research, Washington, D.C., Treasurer and Member of the Board of Trustees for the Skaggs Institute for Research, member of the Board of Scientific Advisors of Allegheny-Singer Research Institute, Pittsburgh, trustee of National University, San Diego and Chairman of the Torrey Pines Institute for Molecular Studies. Dr. Beers earned his Ph.D. in Biochemistry and Pharmacology from Rockefeller University and obtained an A.B. in Biochemical Sciences from Harvard University.

     Dennis R. Burton, Ph.D., has served as a Member of the Departments of Immunology and Molecular Biology at The Scripps Research Institute since 1991 and was a lecturer at Oxford University and the University of Sheffield for ten years before joining The Scripps Research Institute. Dr. Burton earned his Ph.D. in Physical Chemistry from University of Lund (Lund, Sweden) and obtained a B.S. in Chemistry from Oxford University. Dr. Burton is the author of 140 published scientific papers.

     Norton B. Gilula, Ph.D., has served as the Dean of Graduate Studies and the Chairman of the Department of Cell Biology at The Scripps Research Institute since 1991. Prior to joining The Scripps Research Institute as a Member of the Department of Molecular Biology, Dr. Gilula was a Professor of Cell Biology at Baylor College of Medicine for six years. Dr. Gilula presently is the Editor-in-Chief of the Journal of Cell Biology, an editor of Current Opinion in Cell Biology and is on the Scientific Advisory Board of the Wills Foundation. Dr. Gilula earned his Ph.D. in Physiology from the University of California, Berkeley and earned a B.A. and M.A. in Physiology and Chemistry from Southern Illinois University. Dr. Gilula is the author of over 100 published scientific papers.

     Chi-Huey Wong, Ph.D., has served as Chairman of the Department of Chemistry at The Scripps Research Institute since 1989. Before joining The Scripps Research Institute as a Member of the Department of Chemistry in 1989, Dr. Wong served as an Assistant, Associate and then full Professor of Chemistry at Texas A&M University for seven years. Dr. Wong presently is the Editor-in-Chief of the Journal of Bioorganic and Medicinal Chemistry and is a founding scientist of Combichem, a provider of combinatorial chemistry products. Dr. Wong earned his Ph.D. in Organic Chemistry from the Massachusetts Institute of Technology

("MIT") and obtained his B.A. in Chemistry and Biochemical Science and M.S. in Biochemical Science at the National Taiwan University. Dr. Wong is the author of 247 published scientific papers and one book and holds 34 patents.

     When the Technology Council was formed in October 1993, each member of the Technology Council, other than the Chairman, received options to purchase 11,829 shares of Common Stock at an exercise price of $.42 per share. At such time, the Chairman of the Technology Council, Dr. Beers, received options to purchase 23,659 shares at an exercise price of $.42 per share.

     In addition to formal and informal consultations with the members of the Technology Council, the Company has extensive contacts throughout the life sciences research industry who also provide guidance and feedback regarding many aspects of the Company's business. These contacts include senior researchers at a number of institutions including Cold Spring Harbor Laboratories, Dana Farber Cancer Institute, Harvard University, MIT, University of California and the Salk Institute. The Company also utilizes consultants with specific scientific expertise, particularly in the area of new product development and trends in specific areas of scientific research.

     The Company currently has a consulting agreement with Robert A. Weinberg, Ph.D. Dr. Weinberg is a Professor of Biology at MIT and a Member of the Whitehead Institute for Biomedical Research in Cambridge, Massachusetts. Dr. Weinberg is world renowned for his research in cancer biology and cell cycle. He has received thirty-two individual awards and honors during his career. In addition to his research and academic duties at MIT, Dr. Weinberg serves on the Board of Scientific Advisors to Hoffman-LaRoche, Inc., as an honorary Director of the American Cancer Society, on the Scientific and Academic Advisory Committee at the Weitzmann Institute of Science, as an Awards Assembly Member of the General Motors Cancer Research Foundation and on the Research Advisory Board, Massachusetts General Hospital. Dr. Weinberg is the author of 250 published scientific papers. During 1996, Dr. Weinberg provided guidance and assistance to the Company, principally relating to the Oncogene Research Products business, under a consulting agreement and received compensation aggregating approximately $10,000.

MANUFACTURING AND QUALITY ASSURANCE

     The Company has manufacturing facilities in San Diego, California, Cambridge, Massachusetts and Laufelfingen, Switzerland. All products are distributed from either the Company's North American distribution center in San Diego or the Company's European distribution center in Nottingham, U.K. For the twelve-month period ended December 31, 1996, the Company's level of total outstanding product backorders averaged approximately $316,000, calculated by averaging backorder amounts at each month end during the period. The Company ships products in accordance with customer requests, generally next-day or second-day delivery, using principally United Parcel Service and Federal Express. Based on the Company's monthly shipping statistics, over 99% of customer orders are accurately fulfilled.

     The Company produces products through its internal manufacturing process and selective sourcing of additional products that can be more cost effectively included in the product offering by purchasing from outside suppliers. Initial batches of externally sourced products may be subject to inspection by the Company's quality control personnel, and subsequent purchases are monitored to ensure consistent quality of supply. In substantially all cases, members of the Company's scientific staff have physically visited the manufacturing facility of suppliers from whom the Company purchases sourced product. In addition, periodic inspections of supplier facilities may be performed in connection with the Company's supplier management process. Based upon 1996 sales data, approximately 52.3% of the Company's sales were derived from internally manufactured products. The level of manufacturing content in individual products produced internally varies depending upon the state of raw materials purchased. In some cases, such as the production of peptides, internally synthesized biochemicals and antibodies, assays and kits produced at the Company's Cambridge, Massachusetts facility, the entire manufacturing process is controlled by the Company. In other cases, it is more cost effective for the Company to purchase materials in various states of completion and provide "value-added" manufacturing processes such as purification, lyophilization and subdivision/packaging prior to delivery to customers.

     The Company's manufacturing activities consist primarily of antibody production, synthesis of chemical compounds, synthesis of peptides and amino acids and assembly of assays and kits. In the case of certain products provided primarily to pharmaceutical and diagnostic customers from the Company's Swiss manufacturing facility, appropriate GMP manufacturing guidelines are adhered to. In addition, the Swiss facility has received ISO 9001 certification of policies and procedures utilized in the procurement, manufacturing and distribution of products. The Company also maintains a central quality assurance department in its San Diego headquarters, with the principal focus of ensuring that quality processes are maintained worldwide which ensure consistent, high quality product is delivered in connection with all product offerings.

FULFILLMENT AND INTEGRATED INFORMATION SYSTEMS

     The Company has a highly automated order fulfillment system capable of delivering substantially all customer orders worldwide on a next-day basis. The Company believes that this system enables the Company to compete with its larger competitors and gives it a competitive advantage over its smaller competitors, while at the same time making the Company an attractive distribution outlet for these smaller companies.

     The Company utilizes an Oracle-based relational database system to manage substantially all operations of the Company's U.S. and international locations. The Company's U.S., U.K., German and Swiss operations are part of a network that is linked together through the use of leased phone lines with back-up capabilities. The Company's information systems provide integrated on-line automation of major business operations including purchasing, receiving, production planning, inventory management, manufacturing, quality control, order entry, shipping, sales analysis and all financial systems. This system allows the Company to enter orders for any product brand from any of its networked locations, and provides for invoicing of customers in any of the currencies quoted in the various product catalogs. In addition, the Company has an integrated software interface between the primary information system and the computer software which organizes products to be picked from the automated fulfillment system maintained at the Company's North American distribution center in San Diego, California.

COMPETITION

     The market for the Company's products is highly competitive, and the Company expects competition to increase. Furthermore, although the life sciences research products market continues to grow, its rate of growth in recent years has been declining and may continue to decline. The Company competes with many other life sciences research products suppliers, both larger and smaller than the Company. Some of the Company's competitors, including two of its largest competitors, Sigma-Aldrich and Boehringer, offer a broad range of equipment, laboratory supplies and products, including many of the research products offered by the Company. To the extent that researchers exhibit loyalty to the supplier that first supplies them with a particular research product, the Company's competitors may have an advantage over the Company with respect to products first developed by such competitors. In addition, many of the Company's competitors have significantly greater research and development, marketing, financial and other resources than the Company, and therefore represent and will continue to represent significant competition in the Company's existing and future markets. Because of their size and the breadth of their product offerings, certain of these companies have been able to establish managed accounts by which, through a combination of direct computer links and volume discounts, they seek to gain a disproportionate share of orders for research products from a particular academic institution or pharmaceutical or biotechnology company. Such managed accounts raise significant competitive barriers for the Company. The Company currently benefits from its participation in emerging niche research markets which, as they expand, may attract the attention of the Company's competitors.

GOVERNMENT REGULATION

     The Company is subject to governmental regulation under the Occupational Safety and Health Act, the Environmental Protection Act, the Toxic Substances Control Act, and other similar laws of general application, as to all of which the Company believes itself to be in material compliance. The Company has in the past been notified of minor violations of government and environmental regulations. The Company has promptly corrected such violations, without any material impact on the Company's operations. Any future violation of, and the cost of compliance with, these laws and regulations could have a material adverse effect on the Company's business, financial condition and results of operations.

     Because of the nature of its operations and the use of hazardous substances in its ongoing manufacturing and research and development activities, the Company is subject to stringent federal, state and local laws, rules, regulations and policies governing the use, generation, manufacturing, storage, air emission, effluent discharge, handling and disposal of certain materials and wastes. Prior to the Company's inception, its U.S. subsidiary, at the time it was owned by its former owners, was involved in two separate incidents related to the release of hazardous materials into the environment at a leased facility which is no longer occupied by the Company. The Company believes from a review of correspondence from various regulatory agencies that these incidents were investigated and remediated by the U.S. subsidiary's former owners. Although the Company believes it is in material compliance with all applicable government and environmental laws, rules, regulations and policies, there can be no assurance that the Company's business, financial condition and results of operations will not be materially adversely affected by current or future environmental laws, rules, regulations and policies or by liability arising out of any past or future releases or discharges of materials that could be hazardous.

     The Company's products are generally sold for non-human research purposes and do not subject the Company to the regulatory requirements of the U.S. Food and Drug Administration (the "FDA"). In certain limited situations, the Company's Clinalfa products are sold to U.S. customers involved in limited human clinical research which requires that the Company's customer obtain FDA approval of an Investigational New Drug application (IND). Products sold to such customers are produced by the Company at its Swiss manufacturing facilities in material compliance with appropriate GMPs. Clinalfa products supplied to non-U.S. customers for similar human clinical research are also subject to applicable regulatory requirements and production is also done in material compliance with appropriate GMPs.

     In the fall of 1996, the Company became aware of regulations requiring the issuance of export licenses for the exportation of certain neurotoxins in its product line. The products involved represent 30 of the Company's 7,800 products and accounted in each of the last three years for approximately $150,000 or less in sales. Upon becoming aware of these regulations, the Company immediately ceased the exportation of these toxins, began the process of applying for the appropriate export licenses and made a voluntary self disclosure to the U.S. Department of Commerce ("DOC") regarding its prior exports of these products. The Company has advised the DOC that it will cooperate fully in the ongoing investigation regarding these exports. The Company may be subject to the payment of penalties for its failure to have obtained such licenses in the past, but, based upon discussions with the DOC and published reports regarding similar violations by other companies, the Company does not believe that such penalties, if levied, will have a material adverse effect on the Company.

INTELLECTUAL PROPERTY

     Although the Company owns certain patents and licenses patents from others, none of these patents individually, nor in the aggregate, are material to the Company's operations. Due to the rapid pace of technological change in the field of biotechnology, the degree of protection that a patent provides is uncertain, and requires the Company to continually develop and seek out new technologies. The Company has obtained the rights to products and technologies under a number of license agreements with academic institutions, private and public foundations, biotechnology companies and others. The Company intends to continue its current practice of licensing technologies and products as a supplement to its own internally developed innovations.

     A number of the Company's products, including Oncogene Research Products antibodies, are manufactured under license agreements which provide for payment of royalties based upon the product's sales. As of December 31, 1996, the Company had in excess of 175 license agreements which provided for royalty payments generally ranging from 5% to 7% of net sales of such products. During the years ended December 31, 1995 and 1996, the Company expensed an aggregate of $112,000 and $323,000, respectively, in connection with cash royalties owed pursuant to license agreements.

     Because of the breadth of the Company's product offerings and ambiguities in intellectual property law, the Company periodically receives in the ordinary course of business notices of potential infringement of patents held by others. Although the Company historically has been able to satisfactorily resolve such claims and believes that any outstanding claims will be satisfactorily resolved, there can be no assurance that the Company may not be forced to discontinue the sale of one or more of its products, some or all of which could be material. As the Company develops product offerings focused on certain niche research markets, intellectual property rights of the Company or others related to such markets may become increasingly important, and the Company's failure to obtain and retain such rights may have a material adverse effect on the Company's business, financial condition and results of operations.

     The Company's significant registered trademarks are its Calbiochem, Novabiochem and Clinalfa brand names. In connection with the Oncogene Research Products acquisition, OSI granted the Company the right to use the phrase "Oncogene Research Products" for a three-year period expiring in August 1998. In January 1997, this period was extended until August 2010. All new Oncogene Research Products promotional materials, including the Apoptosis specialty catalog, and all packaged products now identify Oncogene Research Products as a product line of Calbiochem.

HUMAN RESOURCES

     As of December 31, 1996, the Company employed 195 persons on a full-time and part-time basis, including 42 employees who hold Ph.D.s. None of the Company's employees are covered by a collective bargaining agreement, and the Company considers relations with its employees to be good.

FACILITIES

     The Company leases approximately 60,000 square feet of space in San Diego, California, for use as its corporate headquarters, North American distribution center and technology center (including manufacturing facilities) for the Calbiochem brand. This lease expires in June 2008 and may be renewed for two five-year terms at the option of the Company.

     The Company also leases approximately 10,000 square feet of space in Cambridge, Massachusetts for use as a technology center (including manufacturing facilities) for the Oncogene Research Products brand. Such space is subleased from OSI pursuant to a sublease agreement expiring in August 1998. The sublease may be renewed, at the Company's option, for additional one-year terms through 2003. In connection with the OSI sublease, the Company entered into a Shared Services Agreement which provides that OSI will share certain building facilities with the Company, in exchange for the Company's contributing to the costs of such shared facilities. The Company also leases approximately 3,000 square feet of additional laboratory space in Cambridge under a three-year lease.

     The Company leases approximately 7,500 square feet of space in Nottingham, U.K., for use as its European distribution center and a sales office under a lease expiring in February 2009. The Company leases approximately 2,100 square meters of space in Laufelfingen, Switzerland. The Novabiochem brand technology center (including manufacturing facilities) occupies 1,500 square meters of this space under a lease expiring in June 2004. The remaining approximately 600 square meters has been unoccupied since the restructuring of the Company's Swiss operations in 1993, and is under lease until June 2000. The Company also rents space for sales offices in Australia, Japan and Germany on a short-term basis.

     The Company believes that its properties are generally in good condition, are well maintained, and are suitable and adequate to carry on its business.

LEGAL PROCEEDINGS

     The Company is not currently a party to any material legal proceedings.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information regarding the Company's executive officers and directors as of March 31, 1997:

                     NAME                         AGE                    POSITION
-----------------------------------------------  -----   -----------------------------------------
Stelios B. Papadopoulos........................   56     Chairman of the Board; Chief Executive
                                                         Officer and President
James G. Stewart...............................   44     Vice President, Administration; Chief
                                                         Financial Officer and Secretary
John T. Snow...................................   53     Vice President, New Business Development
Ben Matzilevich................................   48     Vice President, Market Development --
                                                         Niche Applications
Douglas J. Greenwold...........................   55     Vice President, Sales and Marketing
Joseph P. Landy(1)(2)..........................   35     Director
Richard A. Lerner..............................   58     Director
S. Joshua Lewis(3).............................   34     Director
Robert E. McGill, III(1)(2)(3).................   65     Director

---------------

(1) Member of the Compensation Committee.

(2) Member of the Stock Option Committee.

(3) Member of the Audit Committee.

     Stelios B. Papadopoulos has served as Chairman of the Board and Chief Executive Officer of the Company since January 1993 and President of the Company since June 1995. From June 1992 to December 1992, Mr. Papadopoulos served as President of Fisher Scientific Worldwide Inc. (now Fisher Scientific International Inc.) ("Fisher") and was responsible for the day-to-day operations of Fisher's worldwide organization which provides equipment, laboratory supplies and various other products to customers in the life sciences research market. From May 1989 to June 1992, Mr. Papadopoulos served as President of Fisher Scientific Company, the principal operating unit of Fisher. Prior to joining Fisher Scientific Company, Mr. Papadopoulos served in a number of companies involved in the life sciences industry including Instrumentation Laboratory and Orion Research.

     James G. Stewart has served as Vice President, Administration, Chief Financial Officer and Secretary of the Company since June 1995. From April 1994 to April 1995, Mr. Stewart served as Vice President -- Finance and Chief Financial Officer of Fightertown Entertainment, Inc., and from October 1988 to April 1994, Mr. Stewart served as Vice President -- Finance and Chief Financial Officer of VERTEQ, Inc. Mr. Stewart is a certified public accountant and a former partner of Arthur Young & Company (now Ernst & Young LLP).

     John T. Snow, Ph.D., has served as Vice President, New Business Development of the Company since March 1992, and was Vice President, Marketing and Sales of the Company from April 1989 until March 1992. Dr. Snow has been employed by the Company and its predecessors in various other capacities since 1975 and is the author and co-author of over 40 published scientific papers.

     Ben Matzilevich has served as Vice President, Market Development -- Niche Applications since joining the Company in April 1995, and has served as General Manager of the Oncogene Research Products business since its acquisition in August 1995. From August 1993 to March 1995, Mr. Matzilevich served as Vice President -- Sales and Marketing with Endogen, Inc., a producer and seller of research products for the study of cytokines. In November 1989, Mr. Matzilevich co-founded Biosource International, Inc., a research products company, and through August 1993, was primarily responsible for day-to-day operations, product development and development of the sales and marketing organization. Prior to founding Biosource, Mr. Matzilevich held various positions at NEN/E. I. du Pont de Nemours and Company and acted as an industry consultant to a number of research products companies serving the life sciences research industry.

     Douglas J. Greenwold has served as Vice President, Sales and Marketing of the Company since January 1994. From 1990 to 1993, Mr. Greenwold was employed in various capacities, including Vice President -- Sales and Marketing, Research Products Americas at Life Technologies, Inc., a supplier of research products to the life sciences research market. Prior to joining Life Technologies, Mr. Greenwold held a number of sales and marketing positions at Survival Technology, Inc., a supplier of cardiac monitoring and drug delivery technologies and Xerox Corporation.

     Joseph P. Landy has served as a director of the Company since March 1992. Since January 1994, Mr. Landy has been a Managing Director of E.M. Warburg, Pincus & Co., LLC ("EMW LLC") and its predecessor, E.M. Warburg, Pincus & Co., Inc. ("EMW Inc."). Mr. Landy has been employed in various capacities by EMW LLC and EMW Inc. since 1985. Mr. Landy serves on the Board of Directors as a nominee of Warburg. Mr. Landy also serves as a director of Level One Communications, Inc., Nova Corporation and several privately held companies.

     Dr. Richard A. Lerner has served as a director of the Company since February 1997. Since 1991, Dr. Lerner has been the President of The Scripps Research Institute. From 1986 to 1991, Dr. Lerner was Director of the Research Institute of Scripps Clinic ("Scripps"). From 1982 to 1986, Dr. Lerner served as Chairman of the Department of Molecular Biology of Scripps. Previously, he held staff appointments at Scripps and the Wistar Institute in Philadelphia. Dr. Lerner is a graduate of Northwestern University and Stanford Medical School and received postdoctoral training at Scripps. Dr. Lerner is a member of the National Academy of Science USA and numerous editorial and scientific advisory boards.

     S. Joshua Lewis has served as a director of the Company since June 1995. Mr. Lewis is a Vice President of EMW LLC and has been employed in various capacities by EMW LLC and EMW Inc. since 1989. Mr. Lewis serves on the Board of Directors as a nominee of Warburg. Mr. Lewis also serves as a director of Cambridge Neuroscience, Inc.

     Robert E. McGill, III has served as a director of the Company since November 1995. Since February 1997, Mr. McGill has served as a Managing Director of Berkshires Management Company, L.L.C., the general partner of The Berkshires Capital Investors Limited Partnership. For more than the past five years, Mr. McGill has also served as a member of the Board of Managers of seven variable annuity managed separate accounts and a Trustee of five mutual funds sponsored by The Travelers Insurance Company. From 1989 to December 1994, Mr. McGill served as Executive Vice President -- Finance and Administration of The Dexter Corporation, where he also served as a director from 1983 to April 1995. Mr. McGill also serves as a director of Connecticut Surety Corporation and Chemfab Corporation.

     The Company's Board of Directors is currently composed of five directors, one of whom is an employee of the Company. Directors serve until the next annual stockholders' meeting or until their successors have been duly elected and qualified. During 1996, the Board of Directors had six meetings.

     Frederick L. Bryant served as a director of the Company and as a member of the Compensation and Stock Option Committees until his resignation from the Board of Directors in February 1997. Mr. Bryant served on the Board of Directors as a nominee of ABS.

     Warburg currently has the following rights with respect to the nomination and election of directors to the Company's Board of Directors: for so long as Warburg owns beneficially at least 20% of the outstanding shares of Common Stock, the Company will nominate and use reasonable efforts to have two individuals designated by Warburg and reasonably acceptable to the Company elected to the Company's Board of Directors, and from the date that Warburg owns beneficially less than 20% of the outstanding shares of Common Stock but for so long as it owns beneficially at least 10% of the outstanding shares of Common Stock, the Company will nominate and use reasonable efforts to have one individual designated by Warburg and reasonably acceptable to the Company elected to the Company's Board of Directors. For so long as ABS owns beneficially at least 10% of the outstanding shares of Common Stock, the Company will nominate and use reasonable efforts to have one individual designated by ABS and reasonably acceptable to the Company elected to the Company's Board of Directors. Upon consummation of the offering, ABS will no longer have this nomination and election right.

COMMITTEES OF THE BOARD OF DIRECTORS

     Compensation Committee. The Company has a Compensation Committee consisting of Messrs. Landy and McGill. The Compensation Committee provides recommendations to the Board of Directors concerning salaries and incentive compensation for the Company's officers and administers the Company's benefit plans, other than the Stock Option Plan.

     Audit Committee. The Company has an Audit Committee consisting of Messrs. Lewis and McGill. The Audit Committee recommends to the Board of Directors the engagement of the Company's independent public accountants and reviews the scope and results of their audits and other services. The Audit Committee meets with management and with the independent public accountants to review matters relating to the quality of the Company's financial reporting and internal accounting controls, including the nature, extent and results of the audits, proposed changes to the Company's accounting principles and otherwise maintains communications between the independent public accountants and the Board of Directors.

     Stock Option Committee. The Company has a Stock Option Committee consisting of Messrs. Landy and McGill. The Stock Option Committee determines grants under and otherwise administers the Company's Stock Option Plan.

COMPENSATION OF DIRECTORS

     Directors, other than Warburg's nominees (and prior to Mr. Bryant's resignation, ABS' nominee), are reimbursed for expenses incurred in attending meetings of the Board of Directors. In addition, directors who are not employees and not otherwise affiliated with a principal stockholder of the Company, are paid $1,500 for each Board of Directors meeting attended. Prior to February 1997, such directors were paid $500 for each Board of Directors meeting attended. At the time that Mr. McGill joined the Board of Directors, he was granted options to purchase 11,829 shares of Common Stock at an exercise price of $3.38 per share. Additionally, under an agreement with the Company, Mr. McGill from time to time provides certain consulting services for which he is compensated at the rate of $1,000 per day. During 1996, no consulting fees were paid by the Company to Mr. McGill. At the time that Dr. Lerner joined the Board of Directors, he was granted options to purchase 25,000 shares of Common Stock at an exercise price of $14.50 per share.

EXECUTIVE COMPENSATION

     The following table sets forth information concerning compensation of the Company's Chief Executive Officer and the four other most highly compensated executive officers (collectively, the "Named Executive Officers") for the periods indicated.

                           SUMMARY COMPENSATION TABLE

                                                                                     LONG-TERM
                                                                                    COMPENSATION
                                                                                       AWARDS
                                                    ANNUAL COMPENSATION             ------------
                                           --------------------------------------    SECURITIES
                                                                   OTHER ANNUAL      UNDERLYING       ALL OTHER
   NAME AND PRINCIPAL POSITION      YEAR   SALARY($)   BONUS($)   COMPENSATION($)    OPTIONS(#)    COMPENSATION($)
----------------------------------  ----   ---------   --------   ---------------   ------------   ---------------
Stelios B. Papadopoulos (1)         1996   $ 228,846   $45,000       $      --          40,000         $ 2,970
  Chief Executive Officer and       1995     204,327        --         162,640              --           2,112
  President
Douglas J. Greenwold (2)            1996     118,923    30,000              --          20,000           3,603
  Vice President, Sales and         1995     115,000        --              --              --           3,352
  Marketing
John T. Snow (3)                    1996     112,019    30,000              --          20,000           3,885
  Vice President, New Business      1995     110,021        --              --              --           3,804
  Development
James G. Stewart (4)                1996     152,788    35,000              --          25,000           7,462
  Vice President, Administration,   1995      80,865        --          21,518          47,317          45,471
  Chief Financial Officer and
  Secretary
Ben Matzilevich (5)
  Vice President, Market            1996     126,308    35,000              --          25,000             345
  Development -- Niche              1995      87,692        --              --          23,659              --
  Applications

---------------

(1) "Other Annual Compensation" in 1995 represents forgiveness of principal and interest related to a note receivable from Mr. Papadopoulos in connection with his purchase of capital stock of the Company pursuant to his employment agreement. "All Other Compensation" includes $1,098 and $1,098 in premiums for personal beneficiary life insurance in excess of non-taxable group limits, and $1,872 and $1,014 of Company matching 401(k) contributions in 1996 and 1995, respectively.

(2) "All Other Compensation" includes $753 and $580 in premiums for personal beneficiary life insurance in excess of nontaxable group limits and $2,850 and $2,772 of Company matching 401(k) contributions in 1996 and 1995, respectively.

(3) "All Other Compensation" includes $1,035 and $1,035 in premiums for personal beneficiary life insurance in excess of non-taxable group limits and $2,850 and $2,769 of Company matching 401(k) contributions in 1996 and 1995, respectively.

(4) Joined the Company in June 1995. "Other Annual Compensation" in 1995 represents tax reimbursement payments related to relocation. "All Other Compensation" includes $39,231 relocation expense reimbursement in 1995, $4,612 and $4,680 of premiums for personal beneficiary life insurance in excess of non-taxable group limits and $2,850 and $1,560 of Company matching 401(k) contributions in 1996 and 1995, respectively.

(5) Joined the Company in April 1995. "All Other Compensation" represents premiums for personal beneficiary life insurance in excess of non-taxable group limits.

     The following table summarizes the number of shares and the terms of stock options granted to the Named Executive Officers in 1996:

               OPTION GRANTS DURING YEAR ENDED DECEMBER 31, 1996

                                                                                          POTENTIAL REALIZABLE
                                                                                            VALUE AT ASSUMED
                               NUMBER OF     % OF TOTAL                                  ANNUAL RATES OF STOCK
                               SECURITIES     OPTIONS                                    PRICE APPRECIATION FOR
                               UNDERLYING    GRANTED TO                                   OPTION TERM($)(1)(2)
                                OPTIONS     EMPLOYEES IN   EXERCISE PRICE   EXPIRATION   ----------------------
            NAME               GRANTED(#)   FISCAL YEAR      ($/SHARE)         DATE         5%          10%
-----------------------------  ----------   ------------   --------------   ----------   ---------  -----------
Stelios B. Papadopoulos......     40,000        16.4%          $16.50         11/13/06    $415,070   $1,051,870
Douglas J. Greenwold.........     20,000         8.2            16.50         11/13/06     207,535      525,935
John T. Snow.................     20,000         8.2            16.50         11/13/06     207,535      525,935
James G. Stewart.............     25,000        10.2            16.50         11/13/06     259,419      657,419
Ben Matzilevich..............     25,000        10.2            16.50         11/13/06     259,419      657,419

---------------

(1) The options have a ten-year term, subject to earlier termination under certain circumstances. The options granted to the Named Executive Officers vest annually in 20% increments, commencing on the first anniversary of the date of grant.

(2) The potential realizable value is calculated based on the term of the option at its time of grant and is calculated by assuming that the stock price on the date of grant appreciates at the indicated annual rate compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated price. The 5% and 10% assumed rates of appreciation are derived from the rules of the Securities and Exchange Commission (the "Commission") and do not represent the Company's estimate or projection of the future market price of the Common Stock.

       AGGREGATED 1996 OPTION EXERCISES AND FISCAL YEAR-END OPTION VALUES

                                                                   NUMBER OF SECURITIES         VALUE OF UNEXERCISED
                                                                   UNDERLYING OPTIONS AT       IN-THE-MONEY OPTIONS AT
                                 SHARES                            DECEMBER 31, 1996(#)        DECEMBER 31, 1996($)(1)
                               ACQUIRED ON                      ---------------------------  ---------------------------
             NAME             EXERCISE (#)   VALUE REALIZED($)  EXERCISEABLE  UNEXERCISABLE  EXERCISEABLE  UNEXERCISABLE
-------------------------------------------  -----------------  ------------  -------------  ------------  -------------
Stelios B. Papadopoulos.......         --              --           82,686        67,563      $ 1,484,626   $   569,894
Douglas J. Greenwold..........         --              --           28,392        38,925          509,778       377,298
John T. Snow..................         --              --            6,624        20,000          118,934        37,500
James G. Stewart..............         --              --            9,463        62,854          169,908       726,544
Ben Matzilevich...............         --              --            4,732        43,927           84,964       386,710

---------------

(1) Based on value of $18.375 per share, the closing price for the Common Stock on December 30, 1996.

EMPLOYMENT AGREEMENTS

     The Company has employment agreements with Messrs. Papadopoulos and Matzilevich currently providing for their employment at annual base salaries of $240,000 and $131,000, respectively. Mr. Papadopoulos' employment agreement provides that the Board of Directors will review his compensation at least once each year and award such bonuses and effect such increases in base salary as the Board of Directors, in its sole discretion, determines are merited, based upon his performance and consistent with the Company's compensation policies. Mr. Matzilevich's employment agreement provides that in addition to any annual adjustment made to his salary, he is eligible for a bonus up to 35% of base salary, based on the achievement of certain agreed-upon objectives. In addition, both of these executives may participate in such fringe benefits as are generally provided to the Company's executives.

     Unless terminated earlier in accordance with their respective terms, Mr. Papadopoulos' employment agreement terminates on January 4, 1998, and Mr. Matzilevich's employment agreement terminates on April 3, 1998. In addition, each of these agreements provides that the Company and the executive will, not later than 90 days prior to the termination thereof, begin to negotiate in good faith the terms of any extension of the employment agreement.

     If Mr. Papadopoulos' employment is terminated without cause, if there is a material change in his duties, or if the Company does not offer to continue his employment with the Company after the agreement's expiration at a base salary at least equal to his then most recent salary, Mr. Papadopoulos will be entitled to receive severance payments equal to his base salary payable for the 12-month period from the date of such termination. The employment agreement with Mr. Papadopoulos also provides that if, within 90 days of a Change of Control of the Company (as defined below), Mr. Papadopoulos resigns from the Company, he will be entitled to receive severance payments equal to his base salary payable over the 12-month period following such resignation. In addition, Mr. Papadopoulos' employment agreement provides that upon any such termination, any options to purchase Common Stock then held by him will become exercisable to the full extent that they would otherwise have become exercisable on January 4, 1998, without regard to certain restrictions or deferrals of the right to exercise such options.

     Under Mr. Matzilevich's employment agreement, if Mr. Matzilevich's employment is terminated other than for cause and such termination is not within 90 days of a Change of Control of the Company, Mr. Matzilevich will be entitled to receive severance payments equal to the compensation due under his employment agreement for the remainder of its term. If such termination without cause is within 90 days of a Change of Control of the Company, Mr. Matzilevich will be entitled to receive severance payments equal to the greater of (i) the compensation due under his employment agreement for the remainder of its term or
(ii) his base salary payable over the 12-month period following such termination. If, within 90 days of a Change of Control of the Company, Mr. Matzilevich resigns from the Company, he will be entitled to receive severance payments equal to his base salary payable over the 12-month period following such resignation.

     The Company has entered into agreements with each of Messrs. Stewart and Greenwold and Dr. Snow providing for severance pay in the event of termination of the executive's employment other than for cause or if, within 90 days of a Change of Control of the Company, the executive's employment is terminated by the Company other than for cause or the executive resigns. Upon termination of employment within 90 days of a Change of Control, the executive will be eligible to receive severance payments equal to his base salary payable over the 12-month period following such termination. If the executive's employment is otherwise terminated by the Company other than for cause, he will be eligible to receive severance payments equal to his base salary payable over the six-month period following such termination.

     "Change of Control" is defined in the employment and severance agreements discussed above, and in the agreements governing outstanding stock options, as
(i) an acquisition (other than directly from the Company) by an individual, entity or a group (excluding the Company, an employee benefit plan of the Company or E.M. Warburg, Pincus & Co., LLC or its affiliates) of 50% or more of the Company's Common Stock, or voting securities; (ii) a change in a majority of the Company's current Board of Directors (the "Incumbent Board") (excluding any persons approved by a vote of at least a majority of the Incumbent Board or persons elected with the concurrence of a majority of the Incumbent Board); or
(iii) the consummation of a complete liquidation or dissolution of the Company or a merger, consolidation or sale of all or substantially all of the Company's assets (collectively, a "Business Combination") other than a Business Combination in which all or substantially all of the Company's stockholders receive 50% or more of the stock of the Company resulting from the Business Combination, at least a majority of the board of directors of the resulting corporation were members of the Incumbent Board, and after which no person owns 50% or more of the stock of the resulting corporation, who did not own such stock immediately before the Business Combination.

     The Company maintains $1.0 million of key man life insurance on the lives of Messrs. Papadopoulos and Matzilevich and Dr. Snow, naming the Company as beneficiary.

     Messrs. Stewart and Greenwold and Dr. Snow are eligible for incentive bonuses up to approximately 35% of their base salaries, based on the achievement of certain agreed-upon objectives.

STOCK OPTION PLAN

     The Stock Option Plan, including all amendments, has been adopted by the Board of Directors and approved by the Company's stockholders. The Stock Option Plan authorizes the grant of both incentive stock options ("ISOs") within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"), and nonqualified stock options ("NQSOs") to key employees, officers, directors and consultants of the Company and its subsidiaries. ISOs, however, may only be granted to participants who are employees of the Company or its subsidiaries. The maximum number of shares for which options may be granted under the Stock Option Plan to any single optionee during any calendar year is 100,000 shares. Options to purchase an aggregate of 835,000 shares of Common Stock are authorized under the Stock Option Plan. As of March 31, 1997, 296,429 ISOs and 342,116 NQSOs were outstanding under the Stock Option Plan, and 92,675 shares were available for future awards. The Company intends to seek approval from its stockholders at its 1997 annual meeting to increase the number of shares of Common Stock reserved for future issuance under the Stock Option Plan by an additional 250,000 shares.

     The Stock Option Plan is presently administered by a committee (the "Stock Option Committee") appointed by the Board of Directors. The Stock Option Committee has the discretion to determine the key employees, officers, directors and consultants to whom options are granted and the terms of such options, including the exercise price, vesting provisions and expiration date. The minimum exercise price for ISOs, however, must be the fair market value of the Common Stock at the time of grant, as determined in accordance with the Stock Option Plan. No options may be granted with a term longer than ten years. All outstanding options provide for full vesting upon a Change of Control of the Company. With respect to future option grants, the Stock Option Committee retains the discretion to provide for full vesting upon a Change of Control of the Company.

     All options granted under the Stock Option Plan are evidenced by a written option agreement between the option holder and the Company. Option holders have no voting, dividend or other rights of stockholders with respect to shares of Common Stock covered by their options prior to exercising such options and becoming the holders of record of shares of Common Stock.

     The Board of Directors may at any time terminate the Stock Option Plan or from time to time make such modifications or amendments to the Stock Option Plan as it may deem advisable; provided that the Board of Directors may not, without the approval of the Company's stockholders, increase the maximum number of shares of Common Stock for which options may be granted under the Stock Option Plan or increase the maximum number of shares for which options may be granted under the Stock Option Plan to any single optionee during any calendar year.

     Federal Tax Consequences. Set forth below is a brief description of the federal income tax consequences applicable to ISOs and NQSOs granted under the Stock Option Plan.

     ISOs. No taxable income is realized by the option holder upon the grant or exercise of an ISO. If Common Stock is issued to an option holder pursuant to the exercise of an ISO, and if no disqualifying disposition of such shares is made by such option holder within the earlier of two years after the date of grant or within one year after the exercise of such options, then (i) upon the sale of such shares of Common Stock, any amount realized in excess of the option price will be taxed to such option holder as a long-term capital gain and any loss sustained will be taxed to such option holder as a long-term capital loss, and (ii) no deduction will be allowed to the Company for federal income tax purposes.

     If the Common Stock acquired upon the exercise of an ISO is disposed of prior to the expiration of either holding period described above, then generally
(i) the option holder will realize ordinary income in the year of disposition in an amount equal to the excess, if any, of the fair market value of such shares at the time of exercise (or, if less, the amount realized on the disposition of such shares) over the option price paid for such shares, and (ii) the Company will be entitled to deduct the same amount as compensation expense for federal income tax purposes. Any further gain (or loss) realized by the option holder will be taxed as short-term or long-term capital gain (or loss), as the case may be, and will not result in any deduction by the Company.

     NQSOs. With respect to NQSOs, (i) no income is realized by the option holder at the time the option is granted, (ii) generally, upon exercise, ordinary income is realized by the option holder in an amount equal to the difference between the option price paid for the shares and the fair market value of the shares, if unrestricted, on the date of exercise, and the Company is generally entitled to a federal income tax deduction in the same amount as compensation expense, subject to applicable withholding requirements and (iii) at sale, appreciation (or depreciation) after the date of exercise is treated as either short-term or long-term capital gain (or loss), depending on how long the shares have been held.

     The foregoing summary with respect to federal income taxation does not purport to be complete and reference is made to the applicable provisions of the Code.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     No officer or employee of the Company currently serves as a member of the Compensation Committee. Mr. Landy, a current member of the Compensation Committee, and Frederick L. Bryant, a former director and former member of the Stock Option Committee, served on the Compensation Committee in 1996. Messrs. Landy and Bryant have in the past served as officers of the Company. Messrs. Landy and Bryant may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities and Exchange Act of 1934, as amended (the "Exchange Act")), in an indeterminate portion of the securities of the Company beneficially owned by Warburg and ABS, respectively. See "Principal Stockholders and Selling Stockholders" and "Certain Transactions -- Acquisition of the Company."

LIMITATIONS ON DIRECTORS' AND OFFICERS' LIABILITY

     The Certificate of Incorporation provides that, to the fullest extent permitted by Delaware law, the Company's directors shall not be personally liable to the Company and its stockholders for monetary damages for breach of their fiduciary duties as directors, except for liability for (i) breach of the directors' and officers' duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law,
(iii) the unlawful payment of a dividend or unlawful stock purchase or redemption and (iv) any transaction from which the director derives an improper personal benefit. Delaware law does not permit a corporation to eliminate a director's duty of care, and this provision of the Company's Certificate of Incorporation has no effect on the availability of equitable remedies, such as injunction or rescission, based upon a director's breach of the duty of care.

     In addition, the Company's Certificate of Incorporation and By-Laws provide that the Company shall indemnify its directors and officers to the fullest extent permitted by Delaware law. The Company has entered into indemnification agreements with certain of its directors and officers pursuant to which the Company provides indemnification and contribution against expenses and losses incurred for claims brought against them by reason of their being a director or officer of the Company. Members of the Stock Option Committee are also indemnified by the Company in connection with their administration of the Stock Option Plan.

     The Company believes that these provisions will assist the Company in attracting and retaining qualified individuals to serve as directors and officers.

                              CERTAIN TRANSACTIONS

     The following is a summary of certain transactions among the Company and its directors, executive officers and principal stockholders:

CONVERSION OF SERIES A CONVERTIBLE PREFERRED STOCK AND EXCHANGE OF SERIES B PREFERRED STOCK

     Upon the consummation of the initial public offering of Common Stock in October 1996, Warburg converted its 4,001 shares of Series A Convertible Preferred Stock into 788,814 shares of Class A Common Stock. Thereafter, Warburg made the requisite certification required under the Certificate of Incorporation regarding its share ownership to the Company and converted such shares of Class A Common Stock into 788,814 shares of Common Stock. See "Description of Capital Stock."

     Pursuant to an agreement among the Company, Warburg, ABS, Mr. Papadopoulos and Dr. Snow (the "Conversion and Exchange Agreement"), upon the consummation of the initial public offering of Common Stock, each share of Series B Preferred Stock was exchanged for the number of shares of Common Stock that equalled the liquidation preference of a share of Series B Preferred Stock ($100) divided by the initial public offering price of the Common Stock ($12.50). As a result, all of the shares of Series B Preferred Stock were exchanged for an aggregate of 1,435,424 shares. Warburg, ABS, Mr. Papadopoulos and Dr. Snow were the holders of the Series B Preferred Stock, holding 124,023 shares, 50,356 shares, 4,377 shares and 672 shares, respectively and, accordingly, were issued 992,184, 402,848, 35,016 and 5,376 shares of Common Stock, respectively, upon such exchange.

     The Company granted certain registration rights to the holders of the Series A Convertible Preferred Stock and Series B Preferred Stock with respect to the shares of Common Stock issuable upon conversion or exchange, as applicable. See "Description of Capital Stock -- Registration Rights." Additionally, the Company granted Warburg and ABS certain rights to nominate directors as long as they continue to own specified percentages of the outstanding shares of Common Stock. See "Management."

ACQUISITION OF THE COMPANY; RIGHTS OF WARBURG AND ABS

     In March 1992, the Company acquired all of the issued and outstanding capital stock, together with certain bank and intercompany indebtedness, of the Company's subsidiaries from Biodor Holding AG, Ixora Holding AG and Biodor US Holding Corporation. Warburg, ABS and certain current and former employees of the Company provided the principal equity financing for these acquisitions by purchasing from the Company 1,012,984 shares of Common Stock at $.42 per share, 4,001 shares of Series A Convertible Preferred Stock at $100 per share and 178,166 shares of Series B Preferred Stock at $100 per share, representing a total investment of approximately $18.6 million. In addition, these investors received certain registration rights. See "Description of Capital
Stock -- Registration Rights."

     In connection with their initial investment in the Company, Warburg and ABS received certain rights pursuant to a subscription and shareholder agreement, including rights with respect to the nomination and election of directors to the Company's Board of Directors. These rights were subsequently modified at the time of the initial public offering. Pursuant to such rights, Warburg has maintained two nominees to the Company's Board of Directors and ABS maintained two nominees to the Company's Board of Directors until July 1996 and one nominee from July 1996 until February 1997. In addition to their rights to nominate and elect directors, until terminated at the time of the initial public offering, Warburg and ABS were also beneficiaries of certain drag along, tag along, subscription and informational rights.

TRANSACTIONS WITH OFFICERS

     On January 4, 1993, Mr. Papadopoulos, the Company's Chairman of the Board, Chief Executive Officer and President, purchased 44,100 shares of Common Stock at $.42 per share and 4,377 shares of Series B Preferred Stock at $100 per share, in exchange for $4,000 and a $452,000 promissory note. The Company has granted Mr. Papadopoulos certain registration rights for such shares of Common Stock. See "Description of Capital Stock -- Registration Rights." This unsecured note bore interest at the rate of 8% per annum and matured on January 4, 1996. In accordance with the terms of the note, as a result of Mr. Papadopoulos' continued employment with the Company, one-third of the principal amount, together with accrued interest, was forgiven on each of the first three anniversaries of the note.

     Effective June 9, 1995, Richard B. Slansky, the former President and Chief Operating Officer of the Company, resigned to pursue other business opportunities. In connection therewith, the Company and Mr. Slansky entered into an agreement which provided for the payment to Mr. Slansky of six months severance pay and also provided for the sale by Mr. Slansky to the Company of 59,726 shares of Common Stock at a price of approximately $3.45 per share and 1,199 shares of Series B Preferred Stock at a price of $100 per share.

     On January 31, 1996, Mr. Matzilevich, the Company's Vice President, Market Development-Niche Applications, purchased 28,390 shares of Common Stock at $3.38 per share from the Company in exchange for a $96,000 promissory note. The note bears interest at the rate of 5.65% per annum, matures on January 31, 1998, and is secured by such shares of Common Stock. The Company has granted Mr. Matzilevich certain registration rights for such shares of Common Stock. See "Description of Capital Stock -- Registration Rights."

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table presents certain information regarding beneficial ownership of the Common Stock as of March 31, 1997, by (i) each person known by the Company to be the beneficial owner of more than 5% of the outstanding shares of Common Stock (including ABS as "Selling Stockholder"), (ii) each director of the Company, (iii) each Named Executive Officer and (iv) all directors and executive officers as a group. Unless otherwise indicated, each person or entity named below in the table has sole voting and investment power as to the shares shown to be beneficially owned.

                                                   SHARES OF           SHARES OF           SHARES OF
                                                 COMMON STOCK           COMMON           COMMON STOCK
                                              BENEFICIALLY OWNED         STOCK        BENEFICIALLY OWNED
                                               PRIOR TO OFFERING    OFFERED HEREBY      AFTER OFFERING
                                              -------------------   ---------------   -------------------
                    NAME                       NUMBER     PERCENT                      NUMBER     PERCENT
--------------------------------------------  ---------   -------                     ---------   -------
Warburg, Pincus Investors, L.P. (1).........  2,248,485     43.5%            --       2,248,485     42.7%
  466 Lexington Avenue
  New York, New York 10017
ABS MB (C-N) Limited Partnership............    910,190     17.6        910,190              --       --
  One South Street
  Baltimore, Maryland 21202
The Kaufmann Fund, Inc. (2).................    419,500      8.1             --         419,500      8.0
  140 East 45th Street
  New York, New York 10017
Stelios B. Papadopoulos (3).................    191,365      3.6             --         191,365      3.6
James G. Stewart (4)........................     15,102        *             --          15,102        *
John T. Snow................................     43,597        *             --          43,597        *
Ben Matzilevich (5).........................     39,854        *             --          39,854        *
Douglas J. Greenwold (6)....................     30,190        *             --          30,190        *
Joseph P. Landy (7).........................  2,248,485     43.5             --       2,248,485     42.7
Richard A. Lerner...........................         --       --             --              --       --
S. Joshua Lewis.............................         --       --             --              --       --
Robert E. McGill, III (8)...................      4,366        *             --           4,366        *
Directors and Executive Officers as a group
  (9 persons) (9)...........................  2,572,959     48.3%            --       2,572,959     47.5%

---------------
 *  Less than 1%.
(1) The sole general partner of Warburg, Pincus Investors, L.P. ("Warburg") is Warburg, Pincus & Co., a New York general partnership ("WP"). E.M. Warburg, Pincus & Co., LLC, a New York limited liability company ("EMW LLC") manages Warburg. The members of EMW LLC are substantially the same as the partners of WP. Lionel I. Pincus is the managing partner of WP and the managing member of EMW LLC and may be deemed to control both WP and EMW LLC. WP, as the sole general partner of Warburg, has a 20% interest in the profits of Warburg. Mr. Landy, a director of the Company, is a Managing Director and member of EMW LLC and a general partner of WP. As such, Mr. Landy may be deemed to have an indirect pecuniary interest (within the meaning of Rule 16a-1 under the Securities Exchange Act of 1934) in an indeterminate portion of the shares beneficially owned by Warburg and WP. See Note (7) below.
(2) As reflected as beneficially owned at December 31, 1996 in a Statement on
    Schedule 13G received by the Company on March 4, 1997.
(3) Includes 110,249 shares of Common Stock which may be acquired pursuant to stock options exercisable within 60 days of March 31, 1997.
(4) Includes 9,463 shares of Common Stock which may be acquired pursuant to stock options exercisable within 60 days of March 31, 1997.
(5) Includes 9,464 shares of Common Stock which may be acquired pursuant to stock options exercisable within 60 days of March 31, 1997.
(6) Includes 28,390 shares of Common Stock which may be acquired pursuant to stock options exercisable within 60 days of March 31, 1997.
(7) All of the shares of Common Stock indicated as owned by Mr. Landy are owned directly by Warburg and are included because of Mr. Landy's affiliation with Warburg. Mr. Landy disclaims "beneficial ownership" of these shares within the meaning of Rule 13d-3 under the Exchange Act, except to the extent of his indirect pecuniary interest. See Note (1).
(8) The shares of Common Stock beneficially owned by Mr. McGill are held through a revocable trust.
(9) Includes shares of Common Stock which may be acquired within 60 days of March 31, 1997. See Notes (3), (4), (5) and (6).

                          DESCRIPTION OF CAPITAL STOCK

     The following summary does not purport to be complete and is subject to, and qualified in its entirety by, the Certificate of Incorporation and the By-Laws, which are included as exhibits to the registration statement of which this Prospectus forms a part, and by the provisions of applicable law. The authorized capital stock of the Company consists of 30,000,000 shares of Common Stock, par value $.01 per share, 800,000 shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of which 11,186 shares may be issued, and 5,000,000 shares of Preferred Stock, par value $.01 per share (the "Preferred Stock").

COMMON STOCK

     As of March 25, 1997, there were 5,172,367 shares of Common Stock outstanding held of record by 25 persons. Upon the consummation of the offering of shares of Common Stock offered by the Company hereby, there will be 5,262,177 shares of Common Stock outstanding (5,412,177 shares if the Underwriters' over-allotment option is exercised in full). An aggregate of 638,545 shares of Common Stock are issuable upon the exercise of outstanding stock options and 92,675 shares of Common Stock are reserved for future issuance under the Company's Stock Option Plan.

     Holders of Common Stock are entitled to one vote per share in all matters to be voted on by the stockholders of the Company and do not have cumulative voting rights. Subject to preferences that may be applicable to any Preferred Stock outstanding at the time, holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of a liquidation, dissolution or winding up of the Company, holders of Common Stock are entitled to share ratably in all assets remaining after payment of the Company's liabilities and the liquidation preference, if any, of any outstanding Preferred Stock. Holders of shares of Common Stock have no preemptive, subscription, redemption or conversion rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All of the outstanding shares of Common Stock are, and the shares offered by the Company in this offering will be, when issued and paid for, fully paid and non-assessable. The rights, preferences and privileges of holders of Common Stock are, subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate and issue in the future.

CLASS A COMMON STOCK

     There are no shares of Class A Common Stock outstanding. Except as otherwise provided by law, the holders of the Class A Common Stock are not entitled to notice of, or to vote at, any meeting of the stockholders of the Company nor to vote upon any matter relating to the business or affairs of the Company. The dividend, liquidation and other rights of the Class A Common Stock are identical to those of the Common Stock. If issued and outstanding, each share of Class A Common Stock is convertible into one share of Common Stock at any time provided that either (i) the holder thereof is not Warburg or any affiliate, or (ii) upon such conversion and after giving effect thereto, such holder and all affiliates will collectively own beneficially and of record no more than 50% of the then outstanding shares of Common Stock. The Company does not presently intend to issue any shares of its Class A Common Stock.

PREFERRED STOCK

     As of the date of this Prospectus, there were no outstanding shares of Preferred Stock.

     The Board of Directors will have the authority, without any further vote or action by the stockholders, to provide for the issuance of up to 5,000,000 shares of Preferred Stock from time to time in one or more series with such designations, rights, preferences and limitations as the Board of Directors may determine, including the consideration received therefor. The Board also will have the authority to determine the number of shares comprising each series, dividend rates, redemption provisions, liquidation preferences, sinking fund provisions, conversion rights and voting rights without approval by the holders of the Common Stock. Although it is not possible to state the effect that any issuance of Preferred Stock might have on the rights of holders of Common Stock, the issuance of Preferred Stock may have one or more of the following effects:
(i) restriction
of Common Stock dividends if Preferred Stock dividends have not been paid, (ii) dilution of the voting power and equity interest of holders of Common Stock to the extent that any series of Preferred Stock has voting rights or is convertible into Common Stock or (iii) prevention of current holders of Common Stock from participating in the Company's assets upon liquidation until any liquidation preferences granted to holders of Preferred Stock are satisfied. In addition, the issuance of Preferred Stock may, under certain circumstances, have the effect of discouraging a change in control of the Company by, for example, granting voting rights to holders of Preferred Stock that require approval by the separate vote of the holders of Preferred Stock for any amendment to the Certificate of Incorporation or for any reorganization, consolidation, merger or other similar transaction involving the Company. As a result, the issuance of such Preferred Stock may discourage bids for the Common Stock at a premium over the market price therefor, and could have a materially adverse effect on the market value of the Common Stock. See "Risk Factors -- Anti-Takeover Effects of Certificate of Incorporation and Delaware Law."

WARRANT

     As of the date of this Prospectus, there was an outstanding warrant to purchase 3,028 shares of Common Stock (subject to adjustment upon certain dilutive events) at an exercise price of $1.06 per share (the "Warrant"). The Warrant is currently exercisable in whole or in part, and expires on July 28, 2000. The holder or holders of the shares of Common Stock issuable upon exercise of the Warrant are entitled to certain registration rights. See "-- Registration Rights."

REGISTRATION RIGHTS

     Holders of 3,278,271 shares of Common Stock (the "Registrable Securities"), including the shares of Common Stock being sold by the Selling Stockholder hereby, are entitled to certain rights with respect to the registration of such shares under the Securities Act. In the event that the Company proposes to register any of its securities under the Securities Act for its own account or otherwise on a form which permits the registration of such Registrable Securities (other than Form S-4 or Form S-8 or their successor forms), such holders are entitled to include their Registrable Securities in such registrations, subject to certain conditions and limitations. These limitations include the right of the managing underwriter of any such offering to exclude some of the Registrable Securities from such registration if it determines that marketing forces require a limitation on the number of shares to be underwritten. All of such holders, other than the Selling Stockholder, have agreed to not exercise any registration rights in connection with this offering and until the expiration of the Lock-Up Period without the prior written consent of UBS Securities LLC.

     The holder or holders of in excess of 50% of the Registrable Securities then outstanding are also entitled to request that the Company register at least 20% (or a lesser percent under certain circumstances) of the Registrable Securities then outstanding ("Demand Registrations"), subject to certain limitations. The Company is not obligated to effect more than three Demand Registrations, and generally will bear all expenses incurred in connection with the registration of Registrable Securities, other than underwriting discounts and commissions. In addition, the holder or holders of shares of the 3,028 shares of Common Stock issuable upon exercise of the Warrant may include their shares in Company-initiated registrations or Demand Registrations by other holders of Registrable Securities.

SECTION 203 OF THE DELAWARE GENERAL CORPORATION LAW

     The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law ("Section 203"). Under Section 203, certain "business combinations" between a Delaware corporation whose stock is publicly traded or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (i) the corporation has elected in its original certificate of incorporation not to be governed by Section 203 (the Company did not make such an election), (ii) the transaction in which the stockholder became an interested stockholder or the business combination was approved by the Board of Directors of the corporation before the other party to the business combination became an interested stockholder, (iii) upon consummation of the transaction that made it an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (iv) the business combination was approved by the Board of Directors of the corporation and ratified by two-thirds of the voting stock which the interested stockholder did not own. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an "interested stockholder," transactions with an "interested stockholder" involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an "interested stockholder's" percentage ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with its affiliates and associates, owns (or, within three years prior, did own) 15% or more of a Delaware corporation's voting stock. Section 203 could prohibit or delay a merger, takeover or other change in control of the Company and therefore could discourage attempts to acquire the Company.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is ChaseMellon Shareholder Services, L.L.C.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters") have agreed to purchase from the Company and the Selling Stockholder the following respective number of shares of Common Stock:

                                   UNDERWRITERS                              SHARES
        ------------------------------------------------------------------  ---------
        UBS Securities LLC................................................    600,000
        Dain Bosworth Incorporated........................................    400,000
                                                                            ---------
                  Total...................................................  1,000,000
                                                                            =========

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent, including the absence of any material adverse change in the Company's business and the receipt of certain certificates, opinions and letters from the Company and its counsel. The nature of the Underwriters' obligation is such that they are committed to purchase all shares of Common Stock offered hereby if any such shares are purchased. The Underwriting Agreement contains certain provisions whereby if any underwriter defaults in its obligation to purchase shares, and the aggregate obligations of the Underwriters so defaulting do not exceed 10% of the shares offered hereby, the remaining Underwriters, or some of them, must assume such obligations.

     The Underwriters have advised the Company and the Selling Stockholder that the Underwriters propose to offer the shares of Common Stock directly to the public at the offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in excess of $0.48 per share. The Underwriters may allow and such dealers may reallow a concession not in excess of $0.10 per share to certain other dealers. After the public offering of the shares of Common Stock, the offering price and other selling terms may be changed by the Underwriters.

     The Company has granted to the Underwriters an option, exercisable no later than 30 days after the date of this Prospectus, to purchase up to 150,000 additional shares of Common Stock to cover over-allotments, if any, at the public offering price set forth on the cover page of this Prospectus, less the underwriting discounts and commissions. To the extent that the Underwriters exercise this option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage thereof which the number of shares of Common Stock to be purchased by it shown in the table above bears to the total number of shares of Common Stock offered hereby. The Company will be obligated, pursuant to the option, to sell such shares to the Underwriters.

     The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     Warburg and the Company's executive officers and directors, who beneficially own an aggregate of 2,572,959 shares of Common Stock, have agreed that they will not, without the prior written consent of UBS Securities LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock or securities exchangeable for or convertible into shares of Common Stock owned by them for a period of 180 days after the date of this Prospectus. The Company has agreed that it will not, without the prior written consent of UBS Securities LLC, offer, sell or otherwise dispose of any shares of Common Stock, options or warrants to acquire shares of Common Stock for a period of 180 days after the date of this Prospectus, except that the Company may grant additional options under the Stock Option Plan or issue shares upon the exercise of stock options or the Warrant.

     The Underwriters were the managing underwriters of the Company's initial public offering of Common Stock in October 1996.

     Certain persons participating in this offering may overallot or effect transactions which stabilize, maintain or otherwise affect the market price of the Common Stock at levels above those which might otherwise prevail in the open market, including by entering stabilizing bids or effecting syndicate covering transactions. A stabilizing bid means the placing of any bid, or effecting any purchase, for the purpose of pegging, fixing or maintaining the price of the Common Stock. A syndicate covering transaction means the placing of any bid on behalf of the underwriting syndicate or the effecting of any purchase to reduce a short position created in connection with the offering. Such transactions may be effected on the Nasdaq National Market, in the over-the-counter market, or otherwise. Such stabilizing, if commenced, may be discontinued at any time.

     In general, the rules of the Commission will prohibit the Underwriters from making a market in the Common Stock during a "restricted period" commencing one business day prior to the pricing of the offering of Common Stock offered hereby and extending until completion of the offering. The Commission has, however, adopted exceptions from these rules that permit passive market making under certain conditions. These rules permit an underwriter to continue to make a market subject to the conditions, among others, that its bid not exceed the highest bid by a market maker not connected with the offering and that its net purchases on any one trading day not exceed prescribed limits. Pursuant to these exemptions, the Underwriters, selling group members (if any) or their respective affiliates may engage in passive market making in the Company's Common Stock during the restricted period.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholder by Willkie Farr & Gallagher, New York, New York. Certain legal matters relating to this offering will be passed upon for the Underwriters by Cooley Godward LLP, San Diego, California.

                                    EXPERTS

     The consolidated financial statements of CN Biosciences, Inc. at December 31, 1995 and 1996, and for each of the three years in the period ended December 31, 1996 appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

     The Company has filed with the Commission under the Securities Act a Registration Statement on Form S-1 with respect to the Common Stock offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. In addition, the Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements, and other information with the Commission. The Registration Statement, as well as the reports, proxy statements and other information filed by the Company with the Commission, may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 and at the Commission's Regional Offices located in New York at Seven World Trade Center, New York, New York 10007 and in Chicago at Citicorp Center, Suite 1400, 500 West Madison Street, Chicago, Illinois 60611. Copies of such material can be obtained from the public reference section of the Commission at prescribed rates by writing to the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. The Registration Statement, as well as the reports, proxy statements and other information filed by the Company with the Commission, may also be accessed electronically on the Commission's World Wide Web site (http://www.sec.gov). The Common Stock is listed on the Nasdaq National Market and reports and other information concerning the Company may be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                         PAGE
                                                                                         -----
Report of Independent Auditors.........................................................    F-2
Consolidated Balance Sheets as of December 31, 1995 and 1996...........................    F-3
Consolidated Statements of Operations for each of the three years in the period ended
  December 31, 1996....................................................................    F-4
Consolidated Statements of Stockholders' Equity (Deficit) for each of the three years
  in the period ended December 31, 1996................................................    F-5
Consolidated Statements of Cash Flows for each of the three years in the period ended
  December 31, 1996....................................................................    F-6
Notes to Consolidated Financial Statements.............................................    F-7

                         REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
CN Biosciences, Inc.

     We have audited the accompanying consolidated balance sheets of CN Biosciences, Inc. as of December 31, 1995 and 1996 and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of CN Biosciences, Inc. at December 31, 1995 and 1996 and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

                                          ERNST & YOUNG LLP

San Diego, California
February 21, 1997

                              CN BIOSCIENCES, INC.

                          CONSOLIDATED BALANCE SHEETS

                                                                           DECEMBER 31,
                                                                    ---------------------------
                                                                       1995            1996
                                                                    -----------     -----------
ASSETS
Current assets:
  Cash and cash equivalents.......................................  $ 1,203,000     $10,591,000
  Short-term investments..........................................           --       4,113,000
  Accounts receivable, trade, net of allowance for doubtful
     accounts of $472,000 in 1995 and $341,000 in 1996............    4,099,000       4,487,000
  Inventories.....................................................   14,443,000      14,733,000
  Other current assets............................................      476,000       2,436,000
                                                                    ------------    ------------
Total current assets..............................................   20,221,000      36,360,000
Property and equipment, net.......................................    4,030,000       3,688,000
Intangible assets, net............................................    6,067,000       4,836,000
Other assets......................................................      879,000       1,378,000
                                                                    ------------    ------------
Total assets......................................................  $31,197,000     $46,262,000
                                                                    ============    ============
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
  Accounts payable, trade.........................................  $ 1,491,000     $ 2,303,000
  Accrued expenses................................................    1,556,000       1,906,000
  Other current liabilities.......................................      583,000       1,920,000
  Current portion of long-term debt...............................    1,167,000              --
                                                                    ------------    ------------
Total current liabilities.........................................    4,797,000       6,129,000
Long-term debt, net of current portion............................    7,000,000              --
Other liabilities.................................................    1,601,000       1,233,000
Commitments
Redeemable preferred stock........................................   18,343,000              --
Stockholders' equity (deficit):
  Preferred stock, $.01 par value; 5,000,000 shares authorized,
     none issued and outstanding..................................           --              --
  Common stock, $.01 par value; 30,000,000 shares authorized,
     1,058,065 shares in 1995 and 5,152,587 shares in 1996 issued
     and outstanding..............................................       11,000          52,000
  Additional paid-in capital......................................      255,000      38,736,000
  Accumulated deficit.............................................   (2,064,000)        (63,000)
  Foreign currency translation adjustment.........................    1,254,000         271,000
  Note receivable from common stockholder.........................           --         (96,000)
                                                                    ------------    ------------
Total stockholders' equity (deficit)..............................     (544,000)     38,900,000
                                                                    ------------    ------------
Total liabilities and stockholders' equity........................  $31,197,000     $46,262,000
                                                                    ============    ============

See accompanying notes.

                              CN BIOSCIENCES, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                               YEARS ENDED DECEMBER 31,
                                                      -------------------------------------------
                                                         1994            1995            1996
                                                      -----------     -----------     -----------
Sales...............................................  $24,188,000     $26,966,000     $33,725,000
Cost of sales.......................................   13,183,000      13,185,000      15,388,000
                                                      -----------     -----------     -----------
Gross profit........................................   11,005,000      13,781,000      18,337,000
Operating expenses:
  Selling, general and administrative...............   10,343,000      10,608,000      12,700,000
  Research and development..........................      736,000       1,338,000       2,144,000
                                                      -----------     -----------     -----------
          Total operating expenses..................   11,079,000      11,946,000      14,844,000
                                                      -----------     -----------     -----------
Income (loss) from operations.......................      (74,000)      1,835,000       3,493,000
Interest expense, net...............................      326,000         527,000         532,000
                                                      -----------     -----------     -----------
Income (loss) before income taxes...................     (400,000)      1,308,000       2,961,000
Provision for income taxes..........................       62,000         291,000         960,000
                                                      -----------     -----------     -----------
          Net income (loss).........................  $  (462,000)    $ 1,017,000     $ 2,001,000
                                                      ===========     ===========     ===========
Net income (loss) per share.........................  $      (.14)    $       .30     $       .50
                                                      ===========     ===========     ===========
Shares used in per share computations...............    3,328,000       3,422,000       3,995,000
                                                      ===========     ===========     ===========

See accompanying notes.

                              CN BIOSCIENCES, INC.

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                  YEARS ENDED DECEMBER 31, 1994, 1995 AND 1996

                                                                                                         NOTE
                                                                                         FOREIGN      RECEIVABLE
                                      COMMON STOCK        ADDITIONAL                     CURRENCY        FROM
                                  --------------------      PAID-IN      ACCUMULATED    TRANSLATION     COMMON
                                   SHARES      AMOUNT       CAPITAL        DEFICIT      ADJUSTMENT    STOCKHOLDER       TOTAL
                                  ---------    -------    -----------    -----------    ----------    -----------    -----------
Balance at December 31, 1993...   1,044,309    $11,000    $   430,000    $(2,619,000)   $ (101,000)    $ (12,000)    $(2,291,000)
  Forgiveness of stockholder
    note receivable............          --         --             --            --             --         6,000           6,000
  Exercise of stock options....      16,561         --          7,000            --             --            --           7,000
  Net loss.....................          --         --             --      (462,000)            --            --        (462,000)
  Translation adjustment.......          --         --             --            --        687,000            --         687,000
                                  ---------    -------    -----------    -----------    ----------      --------     -----------
Balance at December 31, 1994...   1,060,870     11,000        437,000    (3,081,000)       586,000        (6,000)     (2,053,000)
  Forgiveness of stockholder
    note receivable............          --         --             --            --             --         6,000           6,000
  Repurchase of stock..........     (59,726)        --       (206,000)           --             --            --        (206,000)
  Exercise of stock options....      56,922         --         24,000            --             --            --          24,000
  Net income...................          --         --             --     1,017,000             --            --       1,017,000
  Translation adjustment.......          --         --             --            --        668,000            --         668,000
                                  ---------    -------    -----------    -----------    ----------      --------     -----------
Balance at December 31, 1995...   1,058,066     11,000        255,000    (2,064,000)     1,254,000            --        (544,000)
  Exercise of stock options,
    including tax benefit......       1,893      1,000          5,000            --             --            --           6,000
  Issuance of note receivable
    for common stock...........      28,390         --         96,000            --             --       (96,000)             --
  Sale of common stock
    net of issuance costs of
    $2,923,000.................   1,840,000     18,000     20,059,000            --             --            --      20,077,000
  Conversion of preferred
    stock......................   2,224,238     22,000     18,321,000            --             --            --      18,343,000
  Net income...................          --         --             --     2,001,000             --            --       2,001,000
  Translation adjustment.......          --         --             --            --       (983,000)           --        (983,000)
                                  ---------    -------    -----------    -----------    ----------      --------     -----------
Balance at December 31, 1996...   5,152,587    $52,000    $38,736,000    $  (63,000)    $  271,000     $ (96,000)    $38,900,000
                                  =========    =======    ===========    ===========    ==========      ========     ===========

See accompanying notes.

                              CN BIOSCIENCES, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                YEARS ENDED DECEMBER 31,
                                                      --------------------------------------------
                                                         1994            1995             1996
                                                      -----------     -----------     ------------
OPERATING ACTIVITIES
Net income (loss)...................................  $  (462,000)    $ 1,017,000     $  2,001,000
Adjustments to reconcile net income (loss) to net
  cash provided by (used in) operations:
  Depreciation and amortization.....................    1,448,000       1,856,000        1,877,000
  Additions to inventory reserve....................      192,000         317,000          310,000
  Additions (reductions) to allowance for doubtful
     accounts.......................................      217,000        (129,000)          10,000
  Loss on disposal of property and equipment........        2,000          10,000            5,000
  Forgiveness of note receivable from stockholder...      150,000         150,000               --
  Changes in assets and liabilities:
     Accounts receivable, trade.....................     (327,000)       (409,000)        (599,000)
     Inventories....................................      709,000        (370,000)      (1,325,000)
     Other current assets...........................      (12,000)        329,000         (842,000)
     Deferred income taxes..........................       42,000          26,000         (242,000)
     Other assets...................................     (475,000)     (1,153,000)      (1,102,000)
     Accounts payable, trade........................     (784,000)        148,000          910,000
     Accrued expenses...............................     (436,000)        781,000          365,000
     Other current liabilities......................     (655,000)       (590,000)       1,300,000
     Other liabilities..............................      362,000           9,000         (643,000)
                                                      -----------     -----------      -----------
Net cash provided by (used in) operating
  activities........................................      (29,000)      1,992,000        2,025,000
INVESTING ACTIVITIES
Purchases of property and equipment.................   (1,436,000)       (805,000)        (369,000)
Proceeds from sale of property and equipment........       51,000          22,000            5,000
Purchase of business................................           --      (6,213,000)              --
Purchase of short-term investments..................           --              --       (4,829,000)
Sale of short-term investments......................           --              --          716,000
Other...............................................      154,000         150,000               --
                                                      -----------     -----------      -----------
Net cash used in investing activities...............   (1,231,000)     (6,846,000)      (4,477,000)
                                                      -----------     -----------      -----------
FINANCING ACTIVITIES
Proceeds from lines of credit.......................      258,000         809,000        1,025,000
Payments on lines of credit.........................      (33,000)     (1,404,000)      (1,025,000)
Proceeds from long-term debt........................    2,500,000       8,500,000               --
Payments on long-term debt..........................   (2,500,000)     (2,500,000)      (8,167,000)
Proceeds from sale of common stock..................        7,000          24,000       20,083,000
Payments for repurchase of stock....................           --        (326,000)              --
                                                      -----------     -----------      -----------
Net cash provided by financing activities...........      232,000       5,103,000       11,916,000
                                                      -----------     -----------      -----------
Effect of exchange rate changes on cash ............      124,000          19,000          (76,000)
                                                      -----------     -----------      -----------
Net increase (decrease) in cash and cash
  equivalents.......................................     (904,000)        268,000        9,388,000
Balance at beginning of year........................    1,839,000         935,000        1,203,000
                                                      -----------     -----------      -----------
Balance at end of year..............................  $   935,000     $ 1,203,000     $ 10,591,000
                                                      ===========     ===========      ===========
Supplemental cash flow information:
  Interest paid during the year.....................  $   316,000     $   548,000     $    747,000
                                                      ===========     ===========      ===========
  Income taxes paid during the year.................  $    86,000     $   313,000     $     67,000
                                                      ===========     ===========      ===========

See accompanying notes.

                              CN BIOSCIENCES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                               DECEMBER 31, 1996

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Organization

     CN Biosciences, Inc. is engaged in the development, production, marketing and distribution of a broad array of products used worldwide in disease-related life sciences research at pharmaceutical and biotechnology companies, academic institutions and government laboratories. The Company's products include biochemical and biological reagents, antibodies, assays and research kits which it sells principally through its general and specialty catalogs under its well established brand names, including Calbiochem, Novabiochem and Oncogene Research Products. With over 7,800 products, the Company offers scientists the convenience of obtaining from a single source both innovative and fundamental research products, many of which are instrumental to research in areas such as cancer, cardiovascular disease, Alzheimer's and AIDS.

  Basis of Presentation

     The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

  Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

  Cash Equivalents

     For purposes of financial statement preparation, the Company considers all demand deposits with banks or other financial institutions and investments with initial maturities of three months or less at the date of purchase as cash equivalents.

  Concentration of Credit Risk and Revenue Recognition

     The Company deposits its cash in financial institutions. At times, such deposits may be in excess of insured limits. To date, the Company has not experienced any losses on its cash investments.

     The Company records revenue upon shipment. Accounts receivable are derived from sales which are generally for small amounts and denominated in various currencies. The Company grants credit to its customers based on an evaluation of the customer's financial condition and collateral is generally not required. Management believes the allowance for doubtful accounts is sufficient to provide for any future losses. Credit losses have traditionally been minimal and within management's expectations.

  Short-term investments

     The Company has classified its investments as available for sale and accordingly carries them at fair value. Unrealized holding gains or losses, if any, net of tax, on these securities are carried as a separate component of stockholders' equity. The amortized cost of debt securities in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. Realized gains and losses and declines in value judged to be other than temporary on available-for-sale securities are also included in interest income. The cost of securities sold is based on the specific identification method.

                              CN BIOSCIENCES, INC.

  Inventories

     Inventories are maintained to support customer deliveries worldwide, often on a next-day or second-day basis, of many sizes and quantities of each brand of catalog item. Based upon economic production runs for certain products, the Company from time to time manufactures quantities of product in excess of a one-year supply. Inventories are valued at the lower of cost (first-in, first-out basis) or market, with costs including material, labor and manufacturing overhead.

  Property and Equipment

     Property and equipment is stated at cost. Depreciation is provided under the straight-line method over 3 to 5 years for equipment and office fixtures and over the shorter of the remaining lease life or 15 years for leasehold improvements.

  Impairment of Long-Lived Assets

     In March 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 121 "Accounting for Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" ("SFAS 121") regarding the impairment of long-lived assets, identifiable intangibles and goodwill related to those assets. SFAS 121 is effective for financial statements for fiscal years beginning after December 15, 1995. The Company adopted this standard effective January 1, 1996 and such adoption did not have a material effect on the Company's financial position or results of operations.

  Deferred Charges

     In accordance with Statement of Position No. 93-7, the Company expenses the production costs of advertising the first time the advertising takes place, except for direct-response advertising, the costs of which are capitalized and amortized into advertising expense over the expected period of future benefits which varies from one to two years.

     Direct-response advertising consists of costs relating to the preparation, printing and distribution of the Company's product catalogs. The capitalized costs of direct-response advertising are included in other assets.

  Stock Options

     The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

  Foreign Currency Translation

     The financial statements of foreign subsidiaries are translated to U.S. dollars. All assets and liabilities are translated at year end exchange rates, and stockholders' equity is translated at historical exchange rates. The resulting translation adjustment is recorded as a separate component of stockholders' equity. Sales and expense transactions are translated at average exchange rates. Foreign currency transaction gains and losses were not material during any of the three years in the period ended December 31, 1996.

  Net Income (Loss) Per Share

     For periods subsequent to the completion of the Company's initial public offering of common stock ("IPO") in October 1996, net income (loss) per share is computed using the weighted average number of shares of common stock and common stock equivalents outstanding during the periods presented. Common

                              CN BIOSCIENCES, INC.

share equivalents result from outstanding options and warrants to purchase common stock. For loss periods, common share equivalents were not included in computing net loss per share since the effect would have been antidilutive. For periods prior to the IPO, net income (loss) per share is computed pursuant to the requirements of the Securities and Exchange Commission which require that common stock issued during the twelve months immediately preceding the IPO, plus the number of equivalent shares of common stock granted or issued during the same period, be included in the calculation of shares used in computing net income (loss) per share as if these shares were outstanding for all periods presented (using the treasury stock method and the assumed initial public offering price). In addition, the calculation of the shares used in computing net income (loss) per share also gives effect to the conversion and exchange of the shares of preferred stock upon completion of the IPO using the if-converted method from the original date of issuance.

2. ACQUISITION

     On August 1, 1995, the Company acquired certain assets and assumed certain liabilities of the Oncogene Research Products Business ("ORP") of Oncogene Science, Inc., a biopharmaceutical company, in exchange for $5,932,000 in cash plus acquisition costs of $281,000. The acquisition has been accounted for as a purchase and, accordingly, the purchase price has been allocated to the assets acquired and liabilities assumed based on the estimated fair values at the date of acquisition. This allocation resulted in $4,335,000 of costs in excess of net assets acquired which is being amortized over 15 years. ORP's results of operations have been included in the consolidated results of the Company from August 1, 1995.

     The ORP purchase price allocation is summarized as follows:

        Inventories......................................................  $1,507,000
        Property and equipment...........................................     350,000
        Other current assets.............................................     121,000
        Costs in excess of net assets acquired...........................   4,335,000
                                                                           ----------
        Total assets.....................................................   6,313,000
        Liabilities assumed..............................................    (100,000)
                                                                           ----------
        Net assets acquired..............................................  $6,213,000
                                                                           ==========

     The following unaudited pro forma information presents the combined results of operations of the Company and ORP for the years ended December 31, 1994 and 1995 as though the acquisition had occurred January 1, 1994. The unaudited pro forma information is included for comparative purposes only and is not necessarily indicative of the results of operations that would have occurred had the acquisition been made on the date indicated or of future results of the combined companies.

                                                                 YEARS ENDED DECEMBER 31,
                                                                ---------------------------
                                                                   1994            1995
                                                                -----------     -----------
    Net sales.................................................  $28,908,000     $29,937,000
    Net income (loss).........................................     (332,000)        979,000
    Net income (loss) per share...............................  $      (.10)    $       .29

3. FINANCIAL STATEMENT DETAILS

     Short-term investments of the Company are classified as available-for-sale and are stated at amortized cost which approximates market value. There were no significant unrealized or realized gains or losses related to such securities as of December 31, 1996. The Company's available-for-sale securities and cash equivalents consist entirely of state and municipal debt securities and mature at various dates through 1998.

                              CN BIOSCIENCES, INC.

     Inventories

                                                                       DECEMBER 31,
                                                                ---------------------------
                                                                   1995            1996
                                                                -----------     -----------
    Finished products.........................................  $13,987,000     $13,777,000
    Semi-finished products, raw materials and supplies........    3,958,000       4,131,000
    Work-in-progress..........................................      415,000         525,000
                                                                -----------     -----------
                                                                 18,360,000      18,433,000
    Reserves for excess materials.............................   (3,917,000)     (3,700,000)
                                                                -----------     -----------
                                                                $14,443,000     $14,733,000
                                                                ===========     ===========

     Other current assets

                                                                       DECEMBER 31,
                                                                ---------------------------
                                                                   1995            1996
                                                                -----------     -----------
    Deferred income taxes.....................................  $    82,000     $ 1,211,000
    Other.....................................................      394,000       1,225,000
                                                                   --------      ----------
                                                                $   476,000     $ 2,436,000
                                                                   ========      ==========

     Property and equipment

                                                                       DECEMBER 31,
                                                                ---------------------------
                                                                   1995            1996
                                                                -----------     -----------
    Equipment and office fixtures.............................  $ 6,365,000     $ 6,581,000
    Leasehold improvements....................................    1,131,000       1,165,000
                                                                -----------     -----------
                                                                  7,496,000       7,746,000
    Accumulated depreciation..................................   (3,466,000)     (4,058,000)
                                                                -----------     -----------
                                                                $ 4,030,000     $ 3,688,000
                                                                ===========     ===========

     Intangible assets

                                                                       DECEMBER 31,
                                                                ---------------------------
                                                                   1995            1996
                                                                -----------     -----------
    Goodwill..................................................  $ 6,561,000     $ 5,707,000
    Accumulated amortization..................................     (494,000)       (871,000)
                                                                 ----------      ----------
                                                                $ 6,067,000     $ 4,836,000
                                                                 ==========      ==========

     Goodwill represents the excess of the purchase price over the fair market value of assets acquired, and is being amortized over 15 to 25 years. In 1995 and 1996, the Company reduced the value of goodwill by $150,000 and $854,000 respectively, based on the recognition of certain deferred tax assets which had previously been considered unrealizable. Amortization of goodwill for the years ended December 31, 1994, 1995 and 1996 was $100,000, $215,000, and $377,000,
respectively.

                              CN BIOSCIENCES, INC.

     Other assets

                                                                        DECEMBER 31,
                                                                   -----------------------
                                                                     1995          1996
                                                                   --------     ----------
    Capitalized direct-response advertising......................  $171,000     $  842,000
    Other........................................................   708,000        536,000
                                                                   --------     ----------
                                                                   $879,000     $1,378,000
                                                                   ========     ==========

     Amortization of capitalized direct-response advertising for the years ended December 31, 1994, 1995 and 1996 was $400,000, $714,000 and $551,000,
respectively.

4. BANK DEBT

     The Company's U.S. subsidiary's credit agreement with a commercial bank provides for unsecured borrowings under a revolving line of credit up to a maximum of $5,000,000 which expires in June 1998. The facility provides that the Company can elect that borrowings bear interest at the bank's prime rate or LIBOR plus 2.35% (8.25% at December 31, 1996). There were no borrowings outstanding under this facility at December 31, 1996.

     Interest expense charged against operations for the years ended December 31, 1994, 1995 and 1996 was $349,000, $574,000 and $717,000, respectively.

5. REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

  Redeemable Preferred Stock

     Upon consummation of the Company's IPO, the holder of the 4,001 outstanding shares of Series A preferred stock converted such shares into 788,814 shares of Class A common stock which was subsequently converted into 788,814 shares of common stock, and the holders of the 179,428 outstanding shares of Series B preferred stock exchanged such shares of Series B preferred stock for 1,435,424 shares of common stock.

  Class A Common Stock

     In January 1995, the Company authorized 500,000 shares, $.01 par value, of nonvoting Class A common stock and in July 1996, increased the number of such authorized shares to 800,000. Each share of Class A common stock is convertible into one fully paid and nonassessable share of voting common stock at any time at the election of the holder subject to certain terms and conditions. In December 1996, the holder of the 788,814 outstanding shares of Class A common stock converted such shares into 788,814 shares of common stock. At December 31, 1996, 11,186 shares of Class A common stock were available to be issued.

  Stock Option Plans

     The Company has elected to follow APB 25 and related Interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation" ("Statement 123") requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

     The Company's Amended and Restated 1992 Stock Option Plan has authorized the grant of options to employees, directors and consultants of the Company for up to 835,000 shares of the Company's common stock. Options granted have 5 to 10 year terms and vest and become fully exercisable 4 to 5 years from the date of grant.

                              CN BIOSCIENCES, INC.

     A summary of the Company's stock option activity and related information is as follows:

                                                             YEARS ENDED DECEMBER 31,
                                           ------------------------------------------------------------
                                                  1994                 1995                 1996
                                           ------------------   ------------------   ------------------
                                                     WEIGHTED             WEIGHTED             WEIGHTED
                                                     AVERAGE              AVERAGE              AVERAGE
                                                     EXERCISE             EXERCISE             EXERCISE
                                           OPTIONS    PRICE     OPTIONS    PRICE     OPTIONS    PRICE
                                           -------   --------   -------   --------   -------   --------
Outstanding -- beginning of year.........  382,984     $.42     379,672     $.42     395,334    $  .45
  Granted................................   23,659      .42     101,732      .54     244,600     16.50
  Exercised..............................  (16,561)     .42     (56,922)     .42      (1,893)      .42
  Forfeited..............................  (10,410)     .42     (29,148)     .42      (2,716)     3.05
                                           -------      ---     -------      ---     -------     -----
Outstanding -- end of year...............  379,672     $.42     395,334     $.45     635,325    $ 6.62
                                           =======      ===     =======      ===     =======     =====
Exercisable -- end of year...............   94,137     $.42     125,153     $.42     214,211    $  .43
                                           -------      ---     -------      ---     -------     -----

     Exercise prices for options outstanding as of December 31, 1996 ranged from $.42 to $16.50. The weighted-average remaining contractual life of those options is approximately 5 years.

     At December 31, 1996, options for 117,675 shares were available for future grant. At December 31, 1996, 756,028 shares of common stock were reserved for future issuance related to stock options and warrants.

     Pro forma information regarding net income and net income per share is required by Statement 123, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 1995 and 1996, respectively: risk-free interest rates of 5.8% to 6.8% and 5.4% to 6.0%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 0 and .3853; and a weighted-average life of the option of 4.5 years.

     The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the vesting period of such options. The effects of applying Statement 123 for pro forma disclosure purposes are not likely to be representative of the effects on pro forma net income in future years because they do not take into consideration pro forma compensation expense related to grants made prior to 1995. The Company's pro forma information follows:

                                                                     1995           1996
                                                                  ----------     ----------
    Pro forma net income........................................  $1,014,000     $1,915,000
                                                                  ==========     ==========
    Pro forma net income per share..............................  $      .30     $      .48
                                                                  ==========     ==========
    Weighted-average fair value of options granted during the
      year......................................................  $      .15     $     8.74
                                                                  ==========     ==========

                              CN BIOSCIENCES, INC.

  Warrants

     During 1995, the Company issued a warrant to purchase 3,028 shares of the Company's common stock at $1.06 per share. The value of the warrant on the date of issuance was not considered significant. The warrant is currently exercisable and expires in July 2000.

6. TRANSACTIONS WITH EMPLOYEE/STOCKHOLDERS

     In 1993, the Company entered into an employment agreement with the Chairman and Chief Executive Officer of the Company. As part of this agreement, the Company granted an option to purchase 110,249 shares of common stock at $.42 per share. The options vest over four years and expire in January 1998. In addition, the Company issued 44,100 shares of common stock at $.42 per share and 4,377 shares of Series B preferred stock at $100 per share in exchange for $4,000 in cash and a note for $452,000. The note bears interest at 8% per annum, payable annually. Amounts forgiven in 1993, 1994 and 1995 related to this note, charged to current operations, were $152,000, $150,000 and $150,000, respectively.

     Effective June 9, 1995, an officer/stockholder of the Company resigned and, in connection therewith in October 1995, the Company entered into an agreement to reacquire 59,726 shares of common stock at a price of $3.4515 per share and 1,199 shares of Series B preferred stock at a price of $100 per share, resulting in a total cost of $326,000. The cost of the reacquired shares was applied against preferred stock ($120,000) and paid-in-capital ($206,000).

     In January 1996, the Company sold 28,390 shares of common stock to an officer of the Company in exchange for a note receivable of $96,000 bearing interest at 5.65%.

7. INCOME TAXES

     The significant components of the provision for income taxes are as follows:

                                                              YEARS ENDED DECEMBER 31,
                                                         ----------------------------------
                                                          1994         1995         1996
                                                         -------     --------     ---------
    Current:
      Federal..........................................  $17,000     $ 52,000     $ 714,000
      State............................................    2,000       17,000        52,000
                                                         -------     --------      --------
                                                          19,000       69,000       766,000
    Deferred:
      Federal..........................................   43,000      139,000      (277,000)
      State............................................       --       36,000      (110,000)
                                                         -------     --------      --------
                                                          43,000      175,000      (387,000)
                                                         -------     --------      --------
    Total Federal and State............................   62,000      244,000       379,000
    Foreign............................................       --       47,000       581,000
                                                         -------     --------      --------
                                                         $62,000     $291,000     $ 960,000
                                                         =======     ========      ========

     Temporary differences and carryforwards which give rise to a significant portion of the net deferred tax asset included in the accompanying consolidated balance sheets at December 31, 1995 and 1996 are shown below. As of December 31, 1995 and 1996, a valuation allowance of $3,296,000 and $2,389,000, respectively, has been recognized as an offset to the deferred tax assets related to the jurisdictions in which realization of such assets is uncertain.

                              CN BIOSCIENCES, INC.

                                                                       DECEMBER 31,
                                                                ---------------------------
                                                                   1995            1996
                                                                -----------     -----------
    Deferred tax assets:
      Inventory reserves......................................  $   548,000     $   472,000
      Accounts receivable reserves............................       65,000          62,000
      Net operating losses....................................    2,397,000       2,336,000
      Deferred rent...........................................      102,000         148,000
      Other...................................................      283,000         801,000
                                                                -----------     -----------
                                                                  3,395,000       3,819,000
      Valuation allowances....................................   (3,296,000)     (2,389,000)
                                                                -----------     -----------
                                                                     99,000       1,430,000
    Deferred tax liabilities:
      Depreciation............................................      (15,000)       (157,000)
      Other...................................................           --         (92,000)
                                                                -----------     -----------
                                                                    (15,000)       (249,000)
                                                                -----------     -----------
    Net deferred tax assets...................................  $    84,000     $ 1,181,000
                                                                ===========     ===========

     Income tax expense differs from the amount obtained by applying the statutory federal income tax rate to earnings before tax as follows:

                                                             YEARS ENDED DECEMBER 31,
                                                      --------------------------------------
                                                        1994          1995           1996
                                                      ---------     ---------     ----------
    Provision at federal statutory rate.............  $(136,000)    $ 445,000     $1,007,000
    State income taxes, net of federal benefit......      1,000        56,000         91,000
    Nondeductible expenses, including amortization
      of costs in excess of net assets acquired.....     63,000        71,000         42,000
    Change in valuation allowance, net of write-offs
      and adjustments...............................    134,000      (298,000)      (113,000)
    Other, net......................................         --        17,000        (67,000)
                                                       --------      --------       --------
    Total income tax expense........................  $  62,000     $ 291,000     $  960,000
                                                       ========      ========       ========

     At December 31, 1996, the Company had state net operating loss carryforwards of approximately $211,000 which begin to expire in 1998 unless previously utilized. The Company also had approximately $1,641,000 and $258,000 of foreign net operating losses in Germany and the United Kingdom, respectively, which are available indefinitely. Additionally, the Company has approximately $6,492,000 and $5,727,000 of net operating losses for Swiss Federal and Cantonal purposes, respectively, which will begin to expire in 2000 and 1997, respectively, unless previously utilized.

8. COMMITMENTS AND CONTINGENCIES

     The Company leases certain facilities and equipment under various operating leases. Lease expense on the facilities and equipment for the years ended December 31, 1994, 1995 and 1996 was $1,157,000, $1,126,000 and $1,640,000,
respectively.

     The Company is party to a fifteen year lease agreement for premises which were first occupied during 1993. The Company has two options to extend the term of the lease for five years each.

     In addition, the Company leases certain equipment under capital leases. Cost and accumulated amortization of equipment under capital leases at December 31, 1995 were approximately $1,514,000 and

                              CN BIOSCIENCES, INC.

$587,000, respectively, and at December 31, 1996 were $1,491,000 and $359,000, respectively. Amortization of assets held under capital leases is included with depreciation expenses.

     Future annual minimum payments under the operating and capital leases as of December 31, 1996 are as follows:

                                                                   OPERATING       CAPITAL
                                                                    LEASES         LEASES
                                                                  -----------     ---------
    1997......................................................    $ 1,486,000     $ 425,000
    1998......................................................      1,350,000       232,000
    1999......................................................      1,144,000       181,000
    2000......................................................      1,125,000        80,000
    2001......................................................      1,112,000        24,000
    Thereafter................................................      6,465,000            --
                                                                  -----------     ---------
                                                                  $12,682,000       942,000
                                                                  ===========
    Less amounts representing interest........................                     (137,000)
                                                                                  ---------
    Present value of future minimum lease payments............                      805,000
    Less current portion (included in other current
      liabilities)............................................                     (369,000)
                                                                                  ---------
    Capital lease obligation, net of current portion (included
      in other liabilities)...................................                    $ 436,000
                                                                                  =========

9. CUSTOMER AND GEOGRAPHIC INFORMATION

     The Company operates in one business segment, the development, production, marketing and distribution of a broad array of products used in disease-related life sciences research at pharmaceutical and biotechnology companies, academic institutions and government laboratories. No single customer accounted for more than 10% of total revenue during any of the three years in the period ended December 31, 1996. United States export sales, principally to Europe and Asia, aggregated $2,524,000, $4,429,000 and $6,812,000, for the years ended December 31, 1994, 1995 and 1996, respectively.

     Information with respect to the Company's operations by significant geographic area is set forth below. Transfers between geographic areas have been shown at the agreed upon transfer price, computed by applying discount percentages to local currency list prices. All transactions denominated in foreign currency have been translated at the average exchange rate during the period.

                                                            YEAR ENDED DECEMBER 31, 1994
                                         ------------------------------------------------------------------
                                                                                               CONSOLIDATED
                                         UNITED STATES    EUROPE     OTHER     ELIMINATIONS       TOTAL
                                         -------------    -------    ------    ------------    ------------
                                                                   (IN THOUSANDS)
Sales to unaffiliated customers........     $12,554       $ 9,329    $2,305      $     --        $ 24,188
Transfers between geographic areas.....       2,996         3,581       701        (7,278)             --
                                            -------       -------    ------       -------         -------
Total revenue..........................     $15,550       $12,910    $3,006      $ (7,278)       $ 24,188
                                            =======       =======    ======       =======         =======
Income (loss) before income taxes......     $  (251)      $  (126)   $   67      $    (90)       $   (400)
                                            =======       =======    ======       =======         =======
Identifiable assets....................     $15,624       $ 8,315    $  395      $   (839)       $ 23,495
                                            =======       =======    ======       =======         =======

                              CN BIOSCIENCES, INC.

                                                            YEAR ENDED DECEMBER 31, 1995
                                         ------------------------------------------------------------------
                                                                                               CONSOLIDATED
                                         UNITED STATES    EUROPE     OTHER     ELIMINATIONS       TOTAL
                                         -------------    -------    ------    ------------    ------------
                                                                   (IN THOUSANDS)
Sales to unaffiliated customers........     $13,202       $11,353    $2,411      $     --        $ 26,966
Transfers between geographic areas.....       3,735         4,435       339        (8,509)             --
                                            -------       -------    ------       -------         -------
Total revenue..........................     $16,937       $15,788    $2,750      $ (8,509)       $ 26,966
                                            =======       =======    ======       =======         =======
Income before income taxes.............     $   211       $ 1,058    $   36      $      3        $  1,308
                                            =======       =======    ======       =======         =======
Identifiable assets....................     $22,557       $ 8,978    $  482      $   (820)       $ 31,197
                                            =======       =======    ======       =======         =======

                                                            YEAR ENDED DECEMBER 31, 1996
                                         ------------------------------------------------------------------
                                                                                               CONSOLIDATED
                                         UNITED STATES    EUROPE     OTHER     ELIMINATIONS       TOTAL
                                         -------------    -------    ------    ------------    ------------
                                                                   (IN THOUSANDS)
Sales to unaffiliated customers........     $17,298       $12,946    $3,481      $     --        $ 33,725
Transfers between geographic areas.....       5,139         4,999       450       (10,588)             --
                                            -------       -------    ------      --------         -------
Total revenue..........................     $22,437       $17,945    $3,931      $(10,588)       $ 33,725
                                            =======       =======    ======      ========         =======
Income before income taxes.............     $ 1,373       $ 1,555    $   33      $     --        $  2,961
                                            =======       =======    ======      ========         =======
Identifiable assets....................     $37,914       $ 8,926    $  453      $ (1,031)       $ 46,262
                                            =======       =======    ======      ========         =======

10. EMPLOYEE BENEFIT PLAN

     The Company sponsors a Defined Contribution Plan which covers substantially all domestic employees who meet certain age requirements. Employees may contribute up to 15% of their compensation per year (subject to a maximum limit imposed by federal tax law). The Company may make matching contributions equal to a maximum of 30% of each participant's contribution per year. The contributions charged to operations for the years ended December 31, 1994, 1995 and 1996 were $31,000, $67,000 and $87,000, respectively.

                             INSIDE BACK COVER PAGE

     [COLOR PICTURE OF TWO SCIENTISTS WORKING IN LABORATORY WITH CAPTION WHICH READS "THE COMPANY'S SCIENTIFIC STAFF, INCLUDING 42 PH.D.S, DEVELOPS AND MANUFACTURES A LARGE ARRAY OF BIOCHEMICAL AND BIOLOGICAL REAGENTS, ANTIBODIES, PEPTIDES, ASSAYS AND RESEARCH KITS."]

     [COLOR PHOTO OF EMPLOYEE HOLDING BOTTLE OF BIOCHEMICAL PRODUCT WITH CAPTION WHICH READS "CUSTOMER ORDERS ARE FULFILLED, GENERALLY WITH NEXT-DAY OR SECOND-DAY SHIPMENTS, FROM THE SAN DIEGO, CA AND NOTTINGHAM, U.K. DISTRIBUTION CENTERS."]

     [COLOR PHOTO OF WORLD MAP WITH DOTS INDICATING LOCATIONS OF COMPANY FACILITIES IN COUNTRIES WHERE THE COMPANY'S PRODUCTS ARE SOLD WITH CAPTION WHICH READS "CUSTOMERS IN 48 COUNTRIES ARE SERVED BY THE COMPANY FROM ITS SEVEN LOCATIONS."]

     [COLOR PHOTO SHOWING AN ARRAY OF COMPANY PUBLICATIONS WITH CAPTION WHICH READS "THE COMPANY INTRODUCES NEW PRODUCTS, PROVIDES TECHNICAL INFORMATION AND REGULARLY COMMUNICATES WITH ITS CUSTOMERS THROUGH A BROAD ARRAY OF SUPPLEMENTAL PUBLICATIONS."]

  No dealer, salesperson or any other person has been authorized to give any information or make any representation not contained in this Prospectus in connection with the offer made by this Prospectus and, if given or made, such information or representation must not be relied upon as having been authorized by the Company or the Underwriters. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby to anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to anyone to whom it is unlawful to make such offer or solicitation. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that the information herein is correct as of any time subsequent to the date of this Prospectus.

                            ------------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        -----
Prospectus Summary....................      3
Risk Factors..........................      6
Use of Proceeds.......................     12
Dividend Policy.......................     12
Capitalization........................     13
Dilution..............................     14
Price Range of Common Stock...........     14
Selected Consolidated Financial
  Data................................     15
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     16
Business..............................     22
Management............................     38
Certain Transactions..................     46
Principal and Selling Stockholders....     48
Description of Capital Stock..........     49
Underwriting..........................     52
Legal Matters.........................     53
Experts...............................     53
Available Information.................     54
Index to Financial Statements.........    F-1


                                1,000,000 SHARES


                             [CN BIOSCIENCES LOGO]


                                  COMMON STOCK


                       ---------------------------------
                                   PROSPECTUS
                                 APRIL 2, 1997
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                                UBS SECURITIES

                                 DAIN BOSWORTH
                                  Incorporated